Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

May 20, 2018

among

GENERAL ELECTRIC COMPANY,

TRANSPORTATION SYSTEMS HOLDINGS INC.,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

and

WABTEC US RAIL HOLDINGS, INC.

ii

Exhibit A      Form of Shareholders Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 20, 2018 among General Electric Company, a New York corporation (the “Company”), Transportation Systems Holdings Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“SpinCo”), Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Parent”), and Wabtec US Rail Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, SpinCo is a wholly owned direct Subsidiary of the Company;

WHEREAS, on or prior to the Closing Date, and subject to Section 8.07(f) below, and to the terms and conditions set forth in the Separation Agreement, the Company will complete the Internal Reorganization, and following the Internal Reorganization, the Direct Sale and the SpinCo Transfer and prior to the Effective Time, and upon the terms and conditions set forth in the Separation Agreement, the Company will, at its election, either (a) distribute, without consideration, a number of shares of SpinCo’s common stock, par value $0.01 per share (“SpinCo Common Stock”), as determined by the Company Board but in no event constituting less than the Distribution Share Minimum or more than the Distribution Share Maximum, to holders of the Company’s common stock, par value $0.06 per share (“Company Common Stock”), by way of a pro rata dividend (the “One-Step Spin-Off”) or (b) consummate an offer to exchange a number of shares of SpinCo Common Stock as determined by the Company Board (but no more than the Distribution Share Maximum) for currently outstanding shares of the Company Common Stock (the “Exchange Offer”) and, in the event that the number of shares of SpinCo Common Stock for which the Company’s stockholders subscribe in the Exchange Offer is less than the Distribution Share Minimum the Company shall (and in the event the Company’s stockholders subscribe for more than the Distribution Share Minimum but less than the Distribution Share Maximum, the Company may), distribute on the Distribution Date immediately following the consummation of the Exchange Offer, without consideration and pro rata to holders of Company Common Stock, a number of shares of SpinCo Common Stock as is determined by the Company so that, following such distribution (and taking into account the Exchange Offer), a number of shares of SpinCo Common Stock not less than the Distribution Share Minimum nor more than the Distribution Share Maximum will have been distributed (the “Clean-Up Spin-Off”);

WHEREAS, the disposition by the Company of SpinCo Common Stock as set forth above to the Company’s stockholders, whether by way of the One-Step Spin-Off or the Exchange Offer (followed by any Clean-Up Spin-Off, if necessary), is referred to as the “Distribution”;

WHEREAS, at the Effective Time, the parties hereto will effect the merger of Merger Sub with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties hereto intend that, for U.S. federal income Tax purposes, the Internal Reorganization, the SpinCo Transfer, the Distribution and the Merger will be treated as contemplated by the Tax Matters Agreement and, accordingly, that (a) the SpinCo Transfer and the Distribution, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and that each of the Company and SpinCo will be a “party to a reorganization” within the meaning of Section 368(b) of the Code, (b) the Distribution, as such, will qualify as (i) a distribution of the SpinCo Common Stock to the Company’s stockholders pursuant to Section 355(a) of the Code and (ii) a “qualified stock disposition” within the meaning of Treasury Regulations Section 1.336-1(b)(6) by reason of the application of Treasury Regulations Section 1.336-1(b)(5)(ii), such that an election under Section 336(e) of the Code shall be made with respect to the Distribution and (c) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and SpinCo will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

WHEREAS, Section 355(e) of the Code is intended to apply to the Distribution by reason of the “acquisition” (within the meaning of Section 355(e) of the Code) of a number of the shares of Parent Common Stock into which the Retained Shares are converted pursuant to this Agreement as part of a plan (or series of related transactions) as described in Section 355(e) of the Code that includes the Distribution (taken together with the Merger);

WHEREAS, the Company, Parent and Direct Sale Purchaser intend that, for U.S. federal income tax purposes, the Direct Sale will be treated as a taxable purchase and sale of the Direct Sale Assets;

WHEREAS, the parties hereto intend that the Company shall, in connection with the Distribution, retain a number of shares of SpinCo Common Stock (the “Retained Shares”) such that the number of shares distributed to the Company stockholders in the Distribution is not less than the Distribution Share Minimum or more than the Distribution Share Maximum;

WHEREAS, the parties hereto intend this Agreement to be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-2(g) and 1.368-3;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) (a) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger, the Parent Share Issuance and the Parent Charter Amendment and (b) has recommended the approval by the stockholders of Parent of the Parent Share Issuance and the Parent Charter Amendment;

WHEREAS, the Board of Directors of Merger Sub (a) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger, and (b) has resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has adopted this Agreement in accordance with Section 228(c) of Delaware Law;

WHEREAS, the Board of Directors of SpinCo (the “SpinCo Board”) (a) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger, and (b) has resolved to recommend the adoption of this Agreement by the sole stockholder of SpinCo;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Company, as the sole stockholder of SpinCo, has adopted this Agreement in accordance with Section 228(c) of Delaware Law; and

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into Voting and Support Agreements with certain directors, executive officers and stockholders of Parent, in each case in the form agreed to by the parties.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.   Definitions.   (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, together with the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Parent and its Subsidiaries or 20% or more of any class of equity or voting securities of Parent or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Parent, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 20% or more of any class of equity or voting securities of Parent or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Parent, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Parent or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Parent, or (iv) any combination of the foregoing.

“Action” means any litigation, suit, arbitration, proceeding, claim, action, demand, audit, citation or summons of any nature, whether at law or in equity, by or before any Governmental Authority or arbitrator.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. It is expressly agreed that, following the Closing, neither the Company nor SpinCo, nor any member of their respective Groups (as defined in the Separation Agreement), shall be deemed to be an Affiliate of the other or a member of such other party’s Group solely by reason of having common stockholders or one or more directors in common or by reason of having been under the common control of the Company prior to the Direct Sale and the Distribution. For purposes of this Agreement, “control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled by” and “under common control with” shall have correlative meanings.

“Alternative Tax Counsel” means a nationally recognized law firm or accounting firm, which may include, for the avoidance of doubt, Company Tax Counsel, Parent Tax Counsel or an Alternative Separation Opinion Tax Counsel.

“Alternative Separation Opinion Tax Counsel” means one of the law firms or accounting firms set forth on Section 1.1(b) of the SpinCo Disclosure Schedule selected by Wolf in its sole discretion.

“Ancillary Agreement” has the meaning set forth in the Separation Agreement.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, directive, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, enforced or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the day on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Company Credit Support Instruments” means all obligations of any member of the Company Group under any contract or other obligation to the extent relating to the Tiger Business (excluding any Excluded Liabilities) for which such member of the Company Group is or may be liable as guarantor, original tenant, primary obligor, Person required to provide financial support or collateral in any form whatsoever, or otherwise (including by reason of performance guarantees).

“Company Group” has the meaning set forth in the Separation Agreement.

“Company SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed by the Company with, or furnished by the Company to, the SEC since January 1, 2015, together with any exhibits and schedules thereto and other information incorporated therein.

“Company Tax Counsel” means Davis Polk & Wardwell LLP.

“Competing SpinCo Transaction” means any transaction or series of related transactions with a Third Party (other than the Merger, the Internal Reorganization, Separation and the Distribution or as otherwise contemplated by this Agreement and the Ancillary Agreements and other than asset sales and transfers not in violation of Section 6.01) that constitutes a merger, consolidation, share exchange, business combination, acquisition, sale, transfer or other disposition, in each case, of 20% or more of the Tiger Business; provided that a “Competing SpinCo Transaction” shall not be deemed to include: (i) a public offering, spin-off or split-off of the Tiger Business (including an acquisition of shares by an investor or sponsor in connection therewith) if no Third Party obtains beneficial ownership of 50% or more of SpinCo Common Stock in connection therewith or

(ii) any transaction or series of related transactions with a Third Party that includes the sale, transfer or other disposition of businesses or assets (or interests therein) in addition to the Tiger Business if the aggregate revenues attributable to such other businesses and/or assets during the calendar year ended December 31, 2017 (as such revenues would be measured in accordance with GAAP, applied in a manner consistent with the audited financial statements of the Company for such calendar year) were greater than the revenues of the Tiger Business for such calendar year (as such revenues are reflected in the Interim Audited Financial Statements).

“Confidentiality Agreement” means that certain letter agreement, dated July 12, 2017, between the Company and Parent.

“Credit Rating Event” means that Parent would cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by Parent of such acquisition (or execution of an agreement providing for such acquisition) and ending 60 days following consummation of such acquisition (which Trigger Period will be extended following consummation of such acquisition for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). Unless at least two of the three Rating Agencies are providing a rating for Parent, Parent will be deemed to have ceased to be rated Investment Grade by at least two of the three Rating Agencies during that Trigger Period. For purposes of this Agreement, (i) “Fitch” means Fitch Ratings, Inc., and its successors; (ii) “Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s), a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch); “Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors; “Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to provide rating services to issuers or investors, Parent may appoint another “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, further, that Parent shall give notice of such appointment to the Company; and “S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill Financial, and its successors.

“Data” means databases and compilations, including all data and collections of data, whether machine readable or otherwise.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Direct Sale” has the meaning set forth in the Separation Agreement.

“Direct Sale Assets” has the meaning set forth in the Separation Agreement.

“Direct Sale Purchase Price” has the meaning set forth in the Separation Agreement.

“Direct Sale Purchaser” has the meaning set forth in the Separation Agreement.

“Direct Sale Transferred Subsidiaries” has the meaning set forth in the Separation Agreement.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Share Maximum” means a percentage of the then-outstanding shares of SpinCo Common Stock equal to the excess of 100% over the Section 355(e) Minimum Percentage.

“Distribution Share Minimum” means 80.25% of the then-outstanding shares of SpinCo Common Stock.

“Employee Agreements” has the meaning set forth in the Employee Matters Agreement.

“Employee Matters Agreement” has the meaning set forth in the Separation Agreement.

“Environmental Laws” means any Applicable Law relating to protection of the environment or protection of human health and safety, including the use, handling, transportation, treatment, storage, disposal, discharge, Release or threat of Release of, or exposure to, Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Ratio” means the New Issuance divided by the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“Excluded Assets” has the meaning set forth in the Separation Agreement.

“Excluded Liabilities” has the meaning set forth in the Separation Agreement.

“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial advisors, experts and consultants) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable, in each case, in connection with or related to the authorization, planning, structuring, financing, preparation, drafting, negotiation, execution and performance of the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements, the preparation, printing, filing and mailing of the Registration Statements, the Proxy Statement and the Schedule TO (as applicable), the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other similar Applicable Laws and all other matters related to the Merger, the Internal Reorganization, the Financing, the Separation, the SpinCo Transfer, the Direct Sale, the Distribution and the other transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements.

“Faiveley Shareholders Agreement” means the Shareholders Agreement, dated October 6, 2015, among Parent, Financière Faiveley, Famille Faiveley Participations, François Faiveley and Erwan Faiveley.

“Form of Tax Matters Agreement” means the form of Tax Matters Agreement set forth in Exhibit E to the Separation Agreement.

“Fully Diluted Parent Shares” means the number of outstanding shares of Parent Common Stock as of immediately before the Effective Time on a fully-diluted, as converted and as exercised basis, including shares of Parent Common Stock underlying outstanding Parent Stock Awards and any other outstanding Parent Securities convertible into or exercisable for shares of Parent Common Stock. For the avoidance of doubt, Fully Diluted Parent Shares shall include (i) any and all shares of Parent Common Stock underlying Parent Stock Awards that are settled only in cash, or in cash or stock, other than up to 182,110 shares of Parent Common Stock underlying restricted stock units that are settled only in cash and outstanding as of the date hereof and (ii) in the case of Parent Stock Awards, the maximum number of shares of Parent Common Stock underlying such Parent Stock Awards.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory, judicial or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Group” has the meaning set forth in the Separation Agreement.

“Hazardous Materials” means any substance, material or waste that is defined or regulated as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar effect under any applicable Environmental Law, including asbestos, polychlorinated biphenyls, radioactive materials, petroleum and petroleum by-products and distillates.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means all of the following intellectual property and similar rights, title or interest in or arising under Applicable Laws: (i) patents, patent applications and patent rights, including any reissue, reexamination, division, extension, provisional, continuation or continuation-in-part, (ii) copyrights, moral rights, mask works rights, database rights and design rights, in each case, other than such rights to Software and Data, whether or not registered, and registrations and applications thereof, and all rights therein provided by international treaties or conventions, (iii) Trademarks, and (iv) Trade Secrets. For the avoidance of doubt, for the purposes of this Agreement, Intellectual Property Rights excludes Software and Data.

“Internal Reorganization” has the meaning set forth in the Separation Agreement.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all associated documentation.

“Key Parent Service Provider” means a Parent Service Provider who reports directly to the Chief Executive Officer of Parent (other than administrative support personnel).

“Key Tiger Service Provider” means a Tiger Service Provider who reports directly to the Chief Executive Officer of the Tiger Business (other than administrative support personnel).

“knowledge” means (i) with respect to SpinCo, the actual knowledge of the individuals listed on Section 1.01(a) of the SpinCo Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01(a) of the Parent Disclosure Schedule.

“Lender Related Parties” means (i) the Persons, including the Lenders, that have committed to provide or arrange the Financing (including any Alternative Financing) or any Parent Financing, including the parties named in any commitment letters, engagement letters, joinder agreements, note purchase agreements, indentures, credit agreements, underwriting agreements, purchase agreements or other agreements entered into pursuant thereto or relating thereto, or that are otherwise acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents or administrative agents, trustees or similar representatives in respect thereof, in each case, in its capacity as such or otherwise in connection with the Financing or any Parent Financing, and (ii) the Affiliates of any of the foregoing and, with respect to clause (i) and (ii), the respective former, current and future directors, officers, managers, members, stockholders, controlling persons, partners, employees, agents, advisors, representatives, successors and permitted assigns of any of the foregoing, in each case of this clause (ii) in its capacity as such in connection with the Financing and the Parent Financing.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim in respect of such property or asset.

“New Issuance” means (i) the Fully Diluted Parent Shares multiplied by (ii) the quotient of 50.1 divided by 49.9.

“Offer Employee” has the meaning set forth in the Employee Matters Agreement.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2017 and the footnotes therein set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 31, 2017.

“Parent Benefit Plan” means any (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA or (ii) other compensatory or health or welfare benefit plan or agreement, in each case that is sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates for the benefit of any Parent Service Provider or for which Parent or any of its Subsidiaries has any liability.

“Parent Charter Amendment” means an amendment of Parent’s Restated Certificate of Incorporation to increase the authorized shares of Parent Common Stock to 500,000,000 shares of Parent Common Stock.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company and SpinCo.

“Parent Intellectual Property Rights” means any and all Intellectual Property Rights owned by Parent or any of its Subsidiaries.

“Parent IT Assets” means any and all IT Assets (i) owned by Parent or any of its Subsidiaries or (ii) licensed or leased to Parent or any of its Subsidiaries pursuant to a written agreement.

“Parent JV” means any joint venture or similar business entity or contractual relationship, whether organized as a general or limited partnership, limited liability company, contractual relationship or otherwise, to which Parent or any of its Subsidiaries is a party and owns at least 10% of the equity interests thereof, in each case other than a Subsidiary of Parent.

“Parent Material Adverse Effect” means a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect resulting from (i) changes (or proposed changes) in GAAP, the regulatory accounting requirements applicable to any industry in which Parent and its Subsidiaries operate or Applicable Law, including the interpretation or enforcement thereof, (ii) changes in the financial, credit or securities markets (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities market) or general economic or political conditions, (iii) changes or conditions generally affecting the industry or segments thereof in which Parent and its Subsidiaries operate, (iv) acts of war, sabotage or terrorism or natural disasters, (v) the announcement or consummation of the transactions contemplated by this Agreement, the Separation Agreement or any Ancillary Agreement (including the Internal Reorganization, the SpinCo Transfer, the Direct Sale, the Distribution and the Merger) or the identity of the other parties hereto, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors and licensees (provided that this clause (v) shall not apply to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences of the execution of this Agreement, the Separation Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby), (vi) (A) any failure by Parent and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or (B) any change in Parent’s stock price or trading volume (it being understood that the underlying cause of, or factors contributing to, any such failure or change referred to in clause (A) or (B) may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such underlying cause or factor would otherwise be excepted by another clause of this definition), (vii) actions required or expressly contemplated by this Agreement or taken by Parent or any of its Affiliates at the written direction of or with the written consent of the Company, or (viii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby, except, in the case of clauses (i) through (iii), to the extent that such effect has a disproportionate effect on the business of Parent and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Material Real Property” means (a) any real property owned by Parent or any of its Subsidiaries with a fair market value in excess of $5,000,000 and (b) any real property leased, subleased, licensed or occupied by Parent or any of its Subsidiaries that has annual rental obligations in excess of $1,000,000.

“Parent Service Provider” means any director, officer, employee or consultant of Parent or any of its Subsidiaries.

“Parent Share Issuance” means the issuance of shares of Parent Common Stock to the stockholders of SpinCo in connection with the Merger.

“Parent Stock Awards” means, collectively, awards of stock options, restricted stock, restricted stock units and performance units, in each case with respect to shares of Parent Common Stock.

“Parent Stockholder Approval” means (i) the approval of the Parent Share Issuance at the Parent Stockholder Meeting by the affirmative vote of a majority of the voting power of the shares of Parent Common Stock present in person or represented by proxy and voting on the issue at the Parent Stockholder Meeting and (ii) the approval of the Parent Charter Amendment at the Parent Stockholder Meeting by the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Parent Common Stock.

“Parent Tax Counsel” means Jones Day.

“Permit” has the meaning set forth in the Separation Agreement.

“Permitted Lien” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements, (ix) any Liens which are disclosed on the Tiger Unaudited Financial Statements (in the case of Liens applicable to the Tiger Business) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto, or (x) any Liens that are not material to the Tiger Business or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“principal executive officer” has the meaning given to such term in the Sarbanes-Oxley Act.

“principal financial officer” has the meaning given to such term in the Sarbanes-Oxley Act.

“Record Date” has the meaning set forth in the Separation Agreement.

“Release” has the meaning set forth in the Separation Agreement.

“Ruling” means a private letter ruling from the IRS to the effect that the retention and subsequent disposition by the Company of the Retained Shares will not affect the Tax-Free Status of the Distribution.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Section 355(e) Minimum Percentage” means the lesser of (i) 19.75% and (ii) the percentage, reasonably determined by the Company after consulting with Parent, equal to (A) the minimum number of shares of SpinCo Common Stock (assuming that all shares of SpinCo Common Stock other than such minimum number were distributed in the Distribution) that, if treated as acquired (within the meaning of Section 355(e) of the Code) and aggregated with the number of other shares of SpinCo Common Stock treated as acquired (within the meaning of Section 355(e) of the Code) pursuant to the Merger, would represent at least 50% of the SpinCo Common Stock, divided by (B) the total number of outstanding shares of SpinCo Common Stock.

“Separation” has the meaning set forth in the Separation Agreement.

“Separation Agreement” means the Separation, Distribution and Sale Agreement, dated as of the date hereof, among the Company, SpinCo, Parent and Direct Sale Purchaser.

“Shareholders Agreement” means the Shareholders Agreement, to be entered into as of the Closing Date, between Parent and the Company, substantially in the form set forth on Exhibit B.

“Software” means all (i) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form and (ii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, in each case (i)-(ii), excluding Data.

“SpinCo Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by SpinCo to Parent and Merger Sub.

“SpinCo Transfer” has the meaning set forth in the Separation Agreement.

“SpinCo Transferred Subsidiaries” means each of the Subsidiaries of the Company that the Company will contribute to SpinCo pursuant to the Separation Agreement, and each of their respective Subsidiaries.

“Step Plan” has the meaning set forth in the Separation Agreement.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” or “Taxes” has the meaning set forth in the Form of Tax Matters Agreement.

“Tax Matters Agreement” has the meaning set forth in the Separation Agreement.

“Tax Representation Letters” means Tax representation letters containing normal and customary representations and covenants, with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Parent Tax Counsel, Company Tax Counsel, an Alternative Tax Counsel or an Alternative Separation Opinion Tax Counsel in light of the facts and the conclusions to be reached in the Parent Merger Tax Opinion and the Company RMT Tax Opinions, executed by Parent, SpinCo and the Company, and other parties, if required, as reasonably agreed by the parties hereto.

“Tax Return” has the meaning set forth in the Form of Tax Matters Agreement.

“Tax-Free Status” has the meaning set forth in the Form of Tax Matters Agreement.

“Tax-Free Status of the External Transactions” means the Tax-Free Status, but only as it applies to (x) the receipt of SpinCo Common Stock in the Distribution by the Company’s stockholders and (y) the Merger.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, SpinCo or any of their respective Affiliates.

“Tiger Assets” has the meaning set forth in the Separation Agreement.

“Tiger Benefit Plan” means any (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA or (ii) other compensatory or health or welfare benefit plan or agreement, in each case that is, or immediately prior to the Closing will be, sponsored, maintained or contributed to by SpinCo or any of its ERISA Affiliates or any Direct Sale Transferred Subsidiary for the benefit of any Tiger Service Provider or for which SpinCo or any of the Transferred Subsidiaries has, or immediately prior to the Closing will have, any liability.

“Tiger Business” has the meaning set forth in the Separation Agreement.

“Tiger Employee” has the meaning set forth in the Employee Matters Agreement.

“Tiger Intellectual Property Rights” means any and all Intellectual Property Rights owned by the Company or any of its Subsidiaries and constituting a Tiger Asset.

“Tiger IT Assets” means any and all IT Assets (i) owned by the Company or any of its Subsidiaries and constituting a Tiger Asset or (ii) licensed or leased pursuant to a written agreement to the Company or any of its Subsidiaries and constituting a Tiger Asset.

“Tiger JV” means any joint venture or similar business entity or contractual relationship, whether organized as a general or limited partnership, limited liability company, contractual relationship or otherwise, to which the Company or any of its Subsidiaries is a party and owns at least 10% of the equity interests thereof, and the equity interests of which that are held by the Company or any of its Subsidiaries will be contributed to (or retained by) SpinCo (or a Transferred Subsidiary) pursuant to the Separation Agreement, in each case other than a Transferred Subsidiary.

“Tiger Liabilities” has the meaning set forth in the Separation Agreement.

“Tiger Material Adverse Effect” means a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Tiger Business, taken as a whole, excluding any effect resulting from (i) changes (or proposed changes) in GAAP, the regulatory accounting requirements applicable to any industry in which the Tiger Business operates or Applicable Law, including the interpretation or enforcement thereof, (ii) changes in the financial, credit or securities markets (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities market) or general economic or political conditions, (iii) changes or conditions generally affecting the industry or segments thereof in which the Tiger Business operates, (iv) acts of war, sabotage or terrorism or natural disasters, (v) the announcement or consummation of the transactions contemplated by this Agreement, the Separation Agreement or any Ancillary Agreement (including the Internal Reorganization, the SpinCo Transfer, the Direct Sale, the Distribution and the Merger) or the identity of the other parties hereto, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors and licensees (provided that this clause (v) shall not apply to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences of the execution of this Agreement, the Separation Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby), (vi) (A) any failure by the Tiger Business to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or (B) any change in the Company’s stock price or trading volume (it being understood that the underlying cause of, or factors contributing to, any such failure or change referred to in clause (A) or (B) may be taken into account in determining whether a Tiger Material Adverse Effect has occurred, unless such underlying cause or factor would otherwise be excepted by another clause of this definition), (vii) actions required or expressly contemplated by this Agreement or taken by the Company, SpinCo or any of their respective Affiliates at the written direction of or with the written consent of Parent, or (viii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby, except, in the case of clauses (i) through (iii), to the extent that such effect has a disproportionate effect on the Tiger Business, taken as a whole, as compared with other participants in the industries in which the Tiger Business operates.

“Tiger Material Real Property” means (a) any real property owned by SpinCo or a Transferred Subsidiary with a fair market value in excess of $5,000,000 and (b) any real property leased, subleased, licensed or occupied by SpinCo or a Transferred Subsidiary that has annual rental obligations in excess of $1,000,000.

“Tiger Service Provider” means any individual who is a Tiger Employee or an Offer Employee.

“Trade Secrets” means confidential and proprietary information, including rights relating to know-how or trade secrets, including ideas, concepts, methods, techniques, inventions (whether patentable or unpatentable), and other works, whether or not developed or reduced to practice, rights in industrial property, customer, vendor and prospect lists, and all associated information or databases, and other confidential or proprietary information, in each case, other than Software.

“Trademarks” means trademarks, service marks, trade names, service names, domain names, trade dress, logos and other identifiers of same, including all goodwill associated therewith, and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing.

“Transferred Subsidiaries” means the SpinCo Transferred Subsidiaries and the Direct Sale Transferred Subsidiaries.

“Transition Services Agreement” has the meaning set forth in the Separation Agreement.

“U.S. CBA” has the meaning set forth in the Employee Matters Agreement.

(b)	Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
4.17
Adverse Recommendation Change	7.04
Agreement	Preamble
Alternative Commitment Letter	8.11
Alternative Financing	8.11
Alternative Financing Agreements	8.11
Audited Financial Statements	6.05
Bankruptcy Exceptions	4.02
Clean-Up Spin-Off	Recitals
Closing	2.01
Company	Preamble
Company Board	Recitals
Company Common Stock	Recitals
Company Merger Tax Opinion	8.07
Company RMT Tax Opinions	8.07
Company Separation Tax Opinion	8.07
Company Separation Tax Opinion Condition	9.03
Commerce	4.11
Committee	2.04
Corrective Changes	8.10
Distribution	Recitals

Term	Section
Distribution Share Maximum	Recitals
Distribution Share Minimum	Recitals
Effective Time	2.01
End Date	10.01
Exchange Agent	2.03
Exchange Fund	2.03
Exchange Offer	Recitals
Exchange Offer Number	Recitals
Fee Letters	5.21
Financing	5.21
Financing Agreements	8.11
Financing Obligations	5.21
Indemnified Person	7.06
Initial Audited Financial Statements	6.05
Initial New Board Designees	2.04
Initial Interim Financial Statements	6.05
Interim Financial Statements	6.05
Interim Period	6.05
Intervening Event	7.04
Lease	4.14
Lender	5.21
Lender Provisions	11.03
Merger	Recitals
Merger Consideration	2.02
Merger Sub	Preamble
New Board Designees	2.04
OFAC	4.11
One-Step Spin-Off	Recitals
Parent	Preamble
Parent 2019 Stockholders Meeting	2.04
Parent Proxy Mailing Date	2.04
Parent Board	Recitals
Parent Board Recommendation	5.02
Parent Commitment Letter	5.21
Parent Financing	8.11
Parent Material Contract	5.20
Parent Merger Tax Opinion	8.07
Parent Permit	5.13
Parent Preferred Stock	5.05
Parent Registration Statement	8.02
Parent SEC Documents	5.07
Parent Securities	5.05
Parent Stockholder Meeting	7.03
Parent Subsidiary Securities	5.06
Proxy Statement	8.02
Registration Statements	8.02
Representatives	6.06
Restructuring Commencement Date	8.07
Retained Shares	Recitals
Schedule TO	8.02

Term	Section
Shares	2.02
SpinCo	Preamble
SpinCo Board	Recitals
SpinCo Common Stock	Recitals
SpinCo Registration Statement	8.02
SpinCo Securities	4.05
Superior Proposal	7.04
Surviving Corporation	2.01
Termination Fee	10.03
Tiger Material Contract	4.19
Tiger Permit	4.12
Tiger Subsidiary Securities	4.06
Tiger Unaudited Financial Statements	4.07

Section 1.02.   Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified. All Exhibits and Schedules (including the SpinCo Disclosure Schedule and Parent Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule (including the SpinCo Disclosure Schedule and Parent Disclosure Schedule) but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended from time to time and to any rules or regulations promulgated thereunder. Whenever the words “in the ordinary course” are used in this Agreement, they shall be deemed to be preceded by “in all material respects” whether or not they are in fact preceded by those words or words of like import. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”. References to “transactions contemplated by this Agreement” or “transactions contemplated hereby” shall be deemed to include the transactions contemplated by this Agreement and the Separation Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The terms “or,” “any” and “either” are not exclusive, except to the extent expressly provided otherwise.

ARTICLE 2
THE MERGER

Section 2.01.   The Merger.   (a) At the Effective Time, upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo in accordance with Delaware Law, whereupon the separate existence of Merger Sub shall cease, and SpinCo shall be the surviving corporation (the “Surviving Corporation”).

(b)	Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Jones Day, 250 Vesey Street, New York, New York, 10281 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place or remotely by electronic transmission, at such other time or on such other date as Parent and the Company may mutually agree.

(c)	At the Closing, SpinCo and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as the parties may agree and as is specified in the certificate of merger).
(d)	From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of SpinCo and Merger Sub, all as provided under Delaware Law.
(e)	At the Closing, each of the Company and Parent shall deliver to the other a duly executed counterpart to the Shareholders Agreement.

Section 2.02.   Conversion of Shares.   (a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, SpinCo or the holders of SpinCo Common Stock, except as otherwise provided in Section 2.02(b), each share of SpinCo Common Stock (all shares of SpinCo Common Stock being collectively, the “Shares”) outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of SpinCo Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration, any dividends or other distributions pursuant to Section 2.03(c) and cash in lieu of any fractional shares payable pursuant to Section 2.03(e), in each case to be issued or paid, without interest. At the latest practicable time prior to the Closing so as to allow the parties to calculate the Exchange Ratio, Parent shall deliver to the Company a certificate, duly executed by an executive officer of Parent, setting forth the number of Fully Diluted Parent Shares as of the Closing, together with reasonable supporting documentation.

(b)	At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, SpinCo or the holders of SpinCo Common Stock, each share of SpinCo Common Stock held by SpinCo as treasury stock or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
(c)	At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, SpinCo or the holders of Merger Sub, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.   Surrender and Payment.   (a) Prior to the Effective Time, the Company shall designate a nationally recognized commercial bank or trust company reasonably acceptable to Parent to act as agent (the “Exchange Agent”) for the benefit of the holders of Shares who exchange their Shares in accordance with this Section 2.03. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, for exchange in accordance with this Section 2.03 promptly after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of Shares as of the Effective Time pursuant to Section 2.02(a) (such book-entry shares of Parent Common Stock, together with any dividends or distributions with respect thereto pursuant to Section 2.03(c) and other amounts payable in accordance with Section 2.03(e), the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration out of the Exchange Fund. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment of or losses thereon shall relieve Parent from making the payments required by this Section 2.03 or elsewhere in this Agreement, or affect the amount payable in respect of the Shares, and following any losses Parent shall promptly provide additional funds to the Exchange Agent in the amount of any such losses, and

(ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or other income from such investments shall be paid to and become income of Parent. The Exchange Fund shall not be used for any purpose other than as specified in this Section 2.03(a).

(b)	As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to distribute the shares of Parent Common Stock into which the Shares have been converted pursuant to the Merger, which, in the case of Shares distributed in the Distribution, shall be distributed on the same basis as Shares were distributed in the Distribution and to the Persons who received Shares in the Distribution. Each holder of Shares shall be entitled to receive in respect of the Shares held by such Person a book-entry authorization representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to this Section 2.03(b) (and cash in lieu of fractional shares of Parent Common Stock, as contemplated by Section 2.03(e), and any dividends or distributions and other amounts pursuant to Section 2.03(c)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Parent Common Stock held by it from time to time hereunder, except as contemplated by Section 2.03(c).
(c)	Subject to the following sentence, no dividends or other distributions declared after the Effective Time with respect to Parent Common Stock shall be paid with respect to any shares of Parent Common Stock that are not able to be distributed by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of abandoned property, escheat, Tax or other Applicable Laws, following the distribution of any such previously undistributed shares of Parent Common Stock, there shall be paid to the record holder of such shares of Parent Common Stock, without interest, (i) at the time of the distribution, the amount of cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.03(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of Parent Common Stock and a payment date subsequent to the distribution of such whole shares of Parent Common Stock.
(d)	All shares of Parent Common Stock issued upon the exchange of SpinCo Common Stock in accordance with the terms of this Section 2.03 (including any cash paid pursuant to Section 2.03(c) or Section 2.03(e)) shall be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.
(e)	No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued on conversion of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Parent. All fractional shares of Parent Common Stock that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of SpinCo Common Stock that would otherwise be entitled to receive such fractional shares of Parent Common Stock pursuant to the Merger, in the open market or otherwise, in each case at then-prevailing market prices, and in no case later than five Business Days after the time of the Distribution. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 2.03(i) and brokerage charges, commissions and conveyance and similar Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of SpinCo Common Stock that would otherwise be entitled to receive such fractional shares of Parent Common Stock pursuant to the Merger.
(f)	The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or SpinCo Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or SpinCo Common Stock (other than (i) issuance of stock by SpinCo in connection with the Separation or other transactions contemplated by this Agreement or the Separation Agreement and (ii) any extraordinary cash dividends with respect to SpinCo Common Stock) with a record date occurring on or after the date hereof and prior to the Effective Time; provided that nothing in this Section 2.03(f) shall be construed to permit SpinCo, Parent or Merger Sub to take any action with respect to its securities that otherwise is prohibited by the terms of this Agreement.

(g)	Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the former holders of Shares on the date that is twelve months after the Effective Time shall be delivered to Parent, upon demand, and any former holders of Shares who have not theretofore received shares of Parent Common Stock in accordance with this Section 2.03 shall thereafter look only to Parent for the Merger Consideration to which they are entitled pursuant to Section 2.02(a), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.03(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.03(c) (subject to any abandoned property, escheat or similar Applicable Law).
(h)	None of Parent, the Company, SpinCo, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any Merger Consideration from the Exchange Fund (or dividends or distributions with respect to Parent Common Stock) or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Applicable Law. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(i)	Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation, Parent and Merger Sub shall be entitled to deduct and withhold from the amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Exchange Agent, the Surviving Corporation, Parent or Merger Sub, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of SpinCo Common Stock in respect of which the Exchange Agent, the Surviving Corporation, Parent or Merger Sub, as the case may be, made such deduction and withholding.
(j)	From and after the Effective Time, the stock transfer books of SpinCo shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of SpinCo.

Section 2.04.   Governance.   (a) Parent shall, and shall cause the Parent Board to, take all necessary action to cause three individuals designated by the Company (the “New Board Designees”) to be appointed to the Parent Board as of the Effective Time, including by increasing the size of the Parent Board and appointing the New Board Designees to fill the resulting vacancies.

(b)	Each of the New Board Designees shall qualify as an “independent director” under the rules of the New York Stock Exchange and shall be reasonably acceptable to the Nomination and Corporate Governance Committee of the Parent Board (the “Committee”). In selecting the New Board Designees, the Company shall consider in good faith the Committee’s director criteria for election of independent directors to the Parent Board. If the Committee determines, after consultation in good faith with the Company, that any New Board Designee is not reasonably acceptable, the Company may propose another individual as a New Board Designee, at which point the review and consultation process will be repeated until three New Board Designees have satisfied the requirements above.
(c)	At the direction of the Company, (x) one New Board Designee selected by the Company (the “Initial New Board Designee”) shall be assigned to the class of directors that is up for reelection at the first annual meeting of Parent’s stockholders that occurs after the Effective Time, (y) one New Board Designee selected by the Company shall be assigned to the class of directors that is up for reelection at the second annual meeting of Parent’s stockholders that occurs after the Effective Time and (z) one New Board Designee selected by the Company shall be assigned to the class of directors that is up for reelection at the third annual meeting of Parent’s stockholders that occurs after the Effective Time.

(d)	If the Effective Time occurs:
(i)	after the date that is six months prior to the date of the 2019 annual meeting of Parent’s stockholders (the “Parent 2019 Stockholders Meeting”) and prior to the date on which Parent commences mailing its proxy statement for the Parent 2019 Stockholders Meeting (the “Parent 2019 Proxy Mailing Date”), then Parent shall, and shall cause the Parent Board to, take all necessary action to (i) nominate the Initial New Board Designee for election to the Parent Board at the Parent 2019 Stockholders Meeting, (ii) recommend that Parent’s stockholders vote in favor of the election of the Initial New Board Designee to the Parent Board at the Parent 2019 Stockholder Meeting and (iii) use no less rigorous efforts to support the election of the Initial New Board Designee to the Parent Board at the Parent 2019 Stockholder Meeting than the efforts used to support the election of each other nominee of the Parent Board for election to the Parent Board at the Parent 2019 Stockholder Meeting; or
(ii)	after the Parent 2019 Proxy Mailing Date and prior to the Parent 2019 Stockholder Meeting, then Parent shall, and shall cause the Parent Board to, take all necessary action to cause the Initial New Board Designee to be re-appointed to the Parent Board as of immediately following the Parent 2019 Stockholder Meeting (and to be re-assigned to the class of directors that was elected at the Parent 2019 Stockholder Meeting).
(e)	Notwithstanding anything to the contrary in this Agreement or any other Transaction Agreement, from and after the Effective Time, the rights set forth in Section 2.04(d) shall inure solely to the benefit of, and shall solely be enforceable by, the Initial New Board Designee, and shall neither inure to the benefit or, nor be enforceable by, the Company or any other Person.

ARTICLE 3
THE SURVIVING CORPORATION

Section 3.01.   Certificate of Incorporation.   Without limiting Section 7.06(b), the certificate of incorporation of Merger Sub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law, except the name of the Surviving Corporation shall be as Parent may determine.

Section 3.02.   Bylaws.   Without limiting Section 7.06(b), the bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law, except the name of the Surviving Corporation shall be as Parent may determine.

Section 3.03.   Directors and Officers.   From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of SpinCo at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any Company SEC Document filed or furnished before the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or any other statement included in such Company SEC Document to the extent they are predictive or forward looking in nature, or (b) subject to Section 11.04, as set forth in the SpinCo Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01.   Corporate Existence and Power.   (a) Each of the Company and SpinCo is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b)	SpinCo is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

Section 4.02.   Corporate Authorization.   (a) The execution, delivery and performance by the Company and SpinCo of this Agreement and the Separation Agreement and the consummation by each of the Company and

SpinCo of the transactions contemplated hereby or thereby are within the corporate powers of the Company and SpinCo and have been duly authorized by all necessary corporate action on the part of the Company and SpinCo, except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the Distribution by the Company Board (which is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions set forth in the Separation Agreement). Each of this Agreement and the Separation Agreement constitutes a valid and binding agreement of each of the Company and SpinCo enforceable against each of the Company and SpinCo in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (such exceptions, the “Bankruptcy Exceptions”)).

(b)	To the extent it will be a party thereto, each of the Company, SpinCo and their respective Subsidiaries has the necessary corporate power and authority to enter into the Ancillary Agreements, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each of the Company, SpinCo and their respective Subsidiaries of the Ancillary Agreements, in each case to the extent it will be a party thereto, the performance by each of the Company, SpinCo and their respective Subsidiaries, as applicable, of their respective obligations thereunder and the consummation by each of the Company, SpinCo and their respective Subsidiaries of the transactions contemplated thereby will be, duly authorized by all requisite corporate or other entity action on the part of each of the Company, SpinCo and their respective Subsidiaries, as applicable. Each Ancillary Agreement will be duly executed and delivered by each of the Company, SpinCo and their respective Subsidiaries party thereto, as applicable, and (assuming due authorization, execution and delivery by the other parties thereto) each Ancillary Agreement will constitute, a legal, valid and binding obligation of each of the Company, SpinCo and their respective Subsidiaries party thereto or contemplated to be party thereto, as applicable, enforceable against each of the Company, SpinCo and their respective Subsidiaries, as applicable, in accordance with its terms (subject to the Bankruptcy Exceptions).
(c)	No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Applicable Law applicable to the Company or SpinCo enacted in any jurisdiction applies to this Agreement, the Separation Agreement, the Merger or the other transactions contemplated hereby.
(d)	The affirmative vote of the holders of a majority of the voting power of the outstanding shares of SpinCo Common Stock is the only vote of the holders of shares of SpinCo Common Stock necessary to adopt this Agreement or consummate the Merger or the other transactions contemplated hereby. The approval of holders of any class or series of the Company capital stock is not required to adopt this Agreement or the Separation Agreement or to consummate the Merger or the other transactions contemplated hereby.

Section 4.03.   Governmental Authorization.   The execution, delivery and performance by each of the Company and SpinCo of this Agreement, the Separation Agreement and the Ancillary Agreements to which it is contemplated to be a party and the consummation by each of the Company and SpinCo of the transactions contemplated hereby or thereby require no consent, approval, authorization or other order or declaration of, action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which SpinCo is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iv) actions or filings relating to the Internal Reorganization, (v) as a result of any facts or circumstances relating solely to Parent or any of its Affiliates, (vi) compliance with the rules and regulations of the New York Stock Exchange, or (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect or prevent or materially delay the consummation by the Company or SpinCo of the transactions contemplated hereby.

Section 4.04.   Non-contravention.   The execution, delivery and performance by each of the Company and SpinCo of this Agreement, the Separation Agreement and the Ancillary Agreements to which it is contemplated to be a party and the consummation of the transactions contemplated hereby or thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or SpinCo, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a breach or default (or an event which, with the giving of notice or lapse of time, or both, would become a breach or event of default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company, SpinCo or any of their respective Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company, SpinCo or any of their respective Subsidiaries, including any Tiger Material Contract, or (iv) result in the creation or imposition of any Lien on any asset of the Company, SpinCo or any of their respective Subsidiaries constituting a Tiger Asset, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect or prevent or materially delay the consummation by the Company or SpinCo of the transactions contemplated hereby.

Section 4.05.   Capitalization.   (a) As of the date of this Agreement, (i) the authorized capital stock of SpinCo consists of 1000 Shares, (ii) there are issued and outstanding 100 Shares, all of which are held directly by the Company, and (iii) no Shares are held by SpinCo in its treasury. Immediately following the Distribution, (x) the number of Shares issued and outstanding shall equal 8.7 billion (or such other amount as the Company shall determine, subject to the consent of Parent not to be unreasonably withheld, delayed or conditioned), and the number of authorized shares shall exceed that number and (y) no Shares will be held by SpinCo in its treasury. All outstanding shares of capital stock of SpinCo have been duly authorized and validly issued and are fully paid and nonassessable.

(b)	There are no outstanding bonds, debentures, notes or other indebtedness of SpinCo having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of SpinCo may vote. Except as set forth in this Section 4.05, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in SpinCo, (ii) securities of SpinCo convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in SpinCo, (iii) warrants, calls, options or other rights to acquire from SpinCo, or other obligations of SpinCo to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of SpinCo, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of SpinCo (the items in clauses (i) through (iv) being referred to collectively as the “SpinCo Securities”). There are no outstanding obligations of SpinCo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any SpinCo Securities.

Section 4.06.   Subsidiaries.   (a) Each Transferred Subsidiary is duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization. Each Transferred Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

(b)	As of the Effective Time, all of the outstanding capital stock of or other voting securities of, or ownership interests in, each Transferred Subsidiary, will be owned by SpinCo (or, in the case of the Direct Sale Transferred Subsidiaries, Direct Sale Purchaser), directly or indirectly, free and clear of all Liens. Other than such capital stock of or other voting securities of, or ownership interests in, each Transferred Subsidiary, owned by SpinCo (or, in the case of the Direct Sale Transferred Subsidiaries, Direct Sale Purchaser), directly or indirectly, as of the Effective Time, there will be no issued, reserved for issuance or outstanding (i) securities of SpinCo or any of the Transferred Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Transferred Subsidiary, (ii) warrants, calls, options or other rights to acquire from SpinCo or any of the Transferred Subsidiaries, or other obligations of SpinCo or any of the Transferred Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Transferred Subsidiary, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Transferred Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Tiger Subsidiary Securities”). As of the Effective Time, there will be no outstanding obligations of SpinCo or any of the Transferred Subsidiaries to repurchase, redeem or otherwise acquire any of the Tiger Subsidiary Securities. Except for its interests in the Transferred Subsidiaries and the Tiger JVs, as of the Effective Time, SpinCo will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(c)	Section 4.06(c) of the SpinCo Disclosure Schedule sets forth a complete and correct list of all Tiger JVs with revenues in excess of $25 million in 2017, including, in each case, its name, jurisdiction and form of organization and the percentage of its outstanding equity or profits interests that are, or at the Effective Time will be, owned by SpinCo, Direct Sale Purchaser or one of the Transferred Subsidiaries. To the knowledge of SpinCo as of the date of this Agreement, subject to the terms and conditions of such respective certificates of incorporation, bylaws, limited liability company agreements or similar organizational documents made available to Parent prior to the date of this Agreement, there are no outstanding options, warrants, convertible debt, other convertible instruments or other commitments obligating any Tiger JV to issue, grant, extend or enter into any such option, warrant, convertible debt, other convertible instrument or other right, agreement, arrangement or commitment.

Section 4.07.   Financial Statements.   (a) Set forth on Section 4.07 of the SpinCo Disclosure Schedule are copies of the unaudited balance sheets of the Tiger Business as of December 31, 2016 and 2017, and the unaudited pre-tax statements of income of the Tiger Business for the fiscal years ended December 31, 2016 and 2017 (collectively, the “Tiger Unaudited Financial Statements”). The Tiger Unaudited Financial Statements were derived from the books and records of the Company and its Subsidiaries and were prepared on a carve-out basis in accordance with GAAP, consistently applied, subject to the absence of footnotes and income tax adjustments, as at the date and for the period presented, and present fairly in all material respects the financial position and pre-tax results of operations of the Tiger Business as at the dates and for the periods presented (it being understood, however, that the Tiger Business has not been operating historically as a separate entity and, therefore, the Tiger Unaudited Financial Statements reflect certain adjustments necessary to be presented on a carve-out basis). From January 1, 2015 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices, insofar as they relate to the Tiger Business, are the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

(b)	When delivered pursuant to Section 6.05, the Audited Financial Statements and the Interim Financial Statements, as applicable, shall: (i) have been prepared in accordance with GAAP, consistently applied, (ii) except as set forth on Section 6.05 of the SpinCo Disclosure Schedule, present fairly in all material respects the financial position, results of operations and cash flows of the Tiger Business as at the dates and for the periods presented (subject to year-end adjustments, in the case of the Interim Financial Statements) (it being understood, however, that the Tiger Business has not been operating historically as a separate entity and, therefore, the Audited Financial Statements and the Interim Financial Statements will reflect certain adjustments necessary to be presented on a carve-out basis in accordance with GAAP and the rules and regulations of the SEC), and (iii) have been prepared in conformity in all material respects to the rules and regulations of the SEC applicable to the annual and quarterly, as applicable, financial statements of the Tiger Business required to be included in the Registration Statements, the Proxy Statement and, if applicable, the Schedule TO.
(c)	As of December 31, 2017, the amount of Factored Customer Receivables (as such term is defined in the Separation Agreement, provided that such calculation is made as of December 31, 2017 instead of the Distribution Effective Time) was $150,170,214, and the amount of Gross Factored Receivables (as such term is defined in the Separation Agreement, provided that such calculation is made as of December 31, 2017 instead of the Distribution Effective Time) was $237,051,904.
(d)	The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) with respect to the Tiger Business. Such disclosure controls and procedures are designed to ensure that material information relating to the Tiger Business is made known to the Company’s principal executive officer and its principal financial officer by others within the Tiger

Business. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act with respect to the Tiger Business. For the avoidance of doubt, such disclosure controls and procedures are maintained (and determinations of materiality for purposes of such disclosure controls and procedures are made) on a Company-wide basis and not separately with respect to the Tiger Business.

(e)	Since January 1, 2015, with respect to the Tiger Business, the Company and its Subsidiaries (including SpinCo and the Transferred Subsidiaries) have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information with respect to the Tiger Business and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting with respect to the Tiger Business. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2015. For the avoidance of doubt, such internal controls over financial reporting are maintained (and determinations of significant deficiencies, material weaknesses and employees who have a significant role in internal controls are made) on a Company-wide basis and not separately with respect to the Tiger Business.
(f)	Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the New York Stock Exchange, and the statements contained in any such certifications are complete and correct.

Section 4.08.   Registration Statement.   The information supplied by the Company for inclusion or incorporation by reference in the Registration Statements and the Proxy Statement and, if applicable, the Schedule TO and any other filing contemplated by Section 8.02, shall not, (a) with respect to each Registration Statement, at the time each Registration Statement is declared or becomes effective, (b) with respect to the Parent Registration Statement, at the time the prospectus contained in such Registration Statement is first mailed to stockholders of the Company, (c) with respect to the Proxy Statement, at the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent, (d) at the time of the Parent Stockholders Meeting, (e) at the time the Schedule TO is filed with the SEC (if applicable), or (f) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that the Company and SpinCo are responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements will comply as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act.

Section 4.09.   Absence of Certain Changes.   (a) Except as contemplated by or permitted under this Agreement, the Separation Agreement or the Ancillary Agreements, (i) since December 31, 2017, the Tiger Business has been conducted in the ordinary course of business and (ii) since December 31, 2017 through the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

(b)	From December 31, 2017 until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clause (a), (c), (i), (j) or (m) (as it relates to any of the foregoing) of Section 6.01.

Section 4.10.   No Undisclosed Material Liabilities.   There are no liabilities or obligations of the Tiger Business of a type required to be reflected or reserved for on a consolidated balance sheet of the Tiger Business, other than: (a) liabilities or obligations disclosed and provided for in the Tiger Unaudited Financial Statements or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since December 31, 2017, (c) liabilities or obligations incurred in connection with the transactions contemplated hereby, and (d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

Section 4.11.   Compliance with Laws.   (a) The Company and its Subsidiaries are conducting, and since January 1, 2015 have conducted, the Tiger Business in compliance with Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

(b)	The Company and its Subsidiaries are conducting, and since January 1, 2015 have conducted, the Tiger Business in compliance with (i) the Foreign Corrupt Practices Act of 1977, (ii) the United Kingdom Bribery Act of 2010, and (iii) all Applicable Laws to which the Company or any of its Subsidiaries is subject with respect to the Tiger Business relating to anti-money laundering compliance, in each case except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.
(c)	The Company, its Subsidiaries and, to the knowledge of SpinCo as of the date of this Agreement, the Tiger JVs and any agents or other Persons acting for, on behalf of or at the direction of the Company, its Subsidiaries or, to the knowledge of SpinCo as of the date of this Agreement, the Tiger JVs, in each case with respect to the Tiger Business: (i) are not, and since January 1, 2015 have not been, designated on, and are not owned or controlled by any party that is or has been designated on, any list of restricted parties maintained by any U.S. Governmental Authority, including the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, U.S. Department of Commerce’s (“Commerce”) Denied Person’s List, the Commerce Entity List and the U.S. Department of State Debarred List and (ii) since January 1, 2015, have not participated in any transaction involving such a designated Person, or any country subject to an embargo or substantial restrictions on trade under the U.S. sanctions administered by OFAC, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

Section 4.12.   Permits.   The Company and its Subsidiaries (with respect to the Tiger Business) are in possession of, and in compliance with, all Permits necessary for them to own, lease and operate their properties and assets or to carry on the Tiger Business as it is now conducted (the “Tiger Permits”), except where the failure to possess, or non-compliance with, any Tiger Permit would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.

Section 4.13.   Litigation.   There is no Action (or, to the knowledge of SpinCo, governmental examination or investigation) pending against or, to the knowledge of SpinCo, threatened against or affecting, the Company or any of its Subsidiaries relating to the Tiger Business before (or, in the case of threatened Actions, governmental examinations or investigations, that would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect. As of the date hereof, there is no Action (or, to the knowledge of SpinCo, governmental examination or investigation) pending against or, to the knowledge of SpinCo, threatened against or affecting, the Company or any of its Subsidiaries relating to the Tiger Business before (or, in the case of threatened Actions, governmental examinations or investigations, that would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to prevent or materially delay the consummation by the Company or SpinCo of the transactions contemplated hereby.

Section 4.14.   Properties.   (a) Section 4.14(a) of the SpinCo Disclosure Schedule sets forth a correct and complete list of the Tiger Material Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, as of the Effective Time, SpinCo, one of the Transferred Subsidiaries or Direct Sale Purchaser will have good title to, or valid leasehold interests in, all property and assets reflected on the balance sheet included in the Tiger Unaudited Financial Statements or acquired after December 31, 2017, in each case to the extent constituting a Tiger Asset, except as have been disposed of since December 31, 2017 in the ordinary course of business, free and clear of all Liens (other than Permitted Liens and Liens created by Parent or Direct Sale Purchaser).

(b)	Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) constituting a Tiger Asset under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor, to SpinCo’s knowledge, any other party to any such Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such Lease.

Section 4.15.   Intellectual Property.   (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, the registered Tiger Intellectual Property Rights are valid and enforceable.

(b)	Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, (i) as of the Closing, SpinCo, one of the Transferred Subsidiaries or Direct Sale Purchaser will own all of the Tiger Intellectual Property Rights (in each case, free and clear of any Liens (other than Permitted Liens and Liens created by Parent or Direct Sale Purchaser)), (ii) to the knowledge of SpinCo, (A) the operation of the Tiger Business as currently conducted does not infringe or misappropriate any Intellectual Property Rights of any Person and (B) no Person is infringing or misappropriating the Tiger Intellectual Property Rights, and (iii) there is no Action pending against the Company or any of its Subsidiaries relating to the Tiger Business (A) alleging that any services provided, processes used or products manufactured or sold by the Tiger Business infringe or misappropriate any Intellectual Property Rights of any Person or (B) challenging the validity or enforceability of any Tiger Intellectual Property Rights.
(c)	Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, to the knowledge of SpinCo, there has been no unauthorized access or malfunction of any Tiger IT Assets within the past three years that has resulted in the unauthorized access or loss of any data of the Tiger Business.
(d)	Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, the Company and its Subsidiaries (with respect to the Tiger Business) use commercially reasonable efforts to maintain the confidentiality of their Trade Secrets.

Section 4.16.   Taxes.   Except (x) as set forth on Section 4.16 of the SpinCo Disclosure Schedule or (y) as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect:

(a)	All Tax Returns required by Applicable Law to be filed with any Taxing authority by, or on behalf of, SpinCo or any of the Transferred Subsidiaries or otherwise with respect to the Tiger Business or Tiger Assets have been timely filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete.
(b)	The Company and its Subsidiaries, including SpinCo and each of the Transferred Subsidiaries, has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing authority all Taxes due and payable by SpinCo and each Transferred Subsidiary or otherwise with respect to the Tiger Business or Tiger Assets, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which SpinCo and the Transferred Subsidiaries ordinarily record items on their respective books.
(c)	Neither SpinCo nor any of the Transferred Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such extension or waiver is currently pending.
(d)	There is no Action now pending or, to SpinCo’s knowledge, threatened against or with respect to SpinCo or the Transferred Subsidiaries or the Tiger Business or the Tiger Assets in respect of any Tax or Tax asset. Within the past three years, neither the Company nor any of its Subsidiaries, including SpinCo and any Transferred Subsidiary, has received a written notice from a Taxing authority in any jurisdiction in which Tax Returns are not filed and Taxes are not paid with respect to the Tiger Business or Tiger Assets claiming that such entity is or may be subject to Tax (including an obligation to withhold and remit Taxes) in such jurisdictions or has or may have a duty to file Tax Returns in such jurisdiction, in each case, in respect of the Tiger Business or Tiger Assets.

(e)	Except as set forth in the Step Plan or otherwise effected as part of the SpinCo Transfer and the Distribution, during the five-year period ending on the Closing Date, neither SpinCo nor any of the Transferred Subsidiaries was (or will be) a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(f)	None of the Company, SpinCo and the Transferred Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations section 1.6011-4.
(g)	None of the Company, SpinCo or their respective Subsidiaries has taken or agreed to take any action that would (and none of them is aware of any fact, event, agreement, plan or other circumstance that would) prevent the Tax-Free Status of the External Transactions. As of the date hereof, the Company and SpinCo do not know of any reason (i) why they would not be able to deliver the Tax Representation Letters at the applicable times set forth in Section 8.07(c), or (ii) why the Company would not be able to obtain the opinions contemplated by Section 9.03(b).
(h)	There are no Liens for Taxes on the Tiger Assets or the assets or properties of SpinCo or the Transferred Subsidiaries or otherwise with respect to the Tiger Business, other than Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP.
(i)	Neither SpinCo nor any of the Transferred Subsidiaries is a party to or bound by any Tax-allocation, Tax-sharing or Tax-indemnification agreement or other similar contract or arrangement, other than (i) as of the Closing Date, the Tax Matters Agreement, (ii) any such contract or arrangement pursuant to customary commercial agreements or arrangements entered into in the ordinary course of business and not primarily related to Taxes, or (iii) any such contract or arrangement that terminates at the Closing.
(j)	The representations and warranties contained in this Section 4.16 (and, to the extent relating to Taxes, Section 4.17) constitute the sole and exclusive representations and warranties by the Company herein with respect to Tax matters.

Section 4.17.   Employment and Employee Benefits Matters.   (a) Section 4.17(a) of the SpinCo Disclosure Schedule lists each material Tiger Benefit Plan. For each material Tiger Benefit Plan that SpinCo or any of the Transferred Subsidiaries will sponsor or maintain following the Closing, or with respect to which SpinCo or any of the Transferred Subsidiaries will have any liability following the Closing, the Company has made available to Parent a true and complete copy of such plan, all material amendments thereto, the most recent valuation report or financial statement and, if applicable, the most recently filed annual return/report (Form 5500). Notwithstanding the foregoing, in the case of Employee Agreements that are materially consistent with one another, Section 4.17(a) of the SpinCo Disclosure Schedule may list, and the Company may make available to Parent, templates of such Employee Agreements. For each Tiger Benefit Plan with respect to which SpinCo or any of the Transferred Subsidiaries will not have any liability following the Closing, the Company has made available to Parent a summary of the material terms of such plan.

(b)	Neither SpinCo nor any of its ERISA Affiliates sponsors, maintains, contributes to or has an obligation to contribute to, or has in the past six years sponsored, maintained, contributed to or had an obligation to contribute to, any employee benefit plan subject to Title IV of ERISA, including any “multiemployer plan” as defined in Section 3(37) of ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.
(c)	Except would not reasonably be expected to have a Tiger Material Adverse Effect, each Tiger Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired, and nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to give the IRS grounds to revoke such determination or opinion letter. Except as would not reasonably be expected to have a Tiger Material Adverse Effect, each Tiger Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment and (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(d)	Each Tiger Benefit Plan has been maintained, operated and administered in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect. There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any Tiger Benefit Plan that would reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect. No Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of SpinCo, is threatened against or threatened to involve, any Tiger Benefit Plan before any Governmental Authority, nor, to the knowledge of SpinCo, is there any basis for any such Action, in any case that would reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.
(e)	No Tiger Benefit Plan provides any post-retirement or post-termination of service medical, dental or life insurance benefits to any current or former service provider (other than coverage mandated by Applicable Law), except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.
(f)	Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Tiger Benefit Plan within the time periods prescribed by the terms of such plan and Applicable Law.
(g)	Except as set forth in Section 4.17(g) of the SpinCo Disclosure Schedule, neither the execution of this Agreement or the Separation Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any Tiger Service Provider or any directors or consultants of SpinCo or any of the Transferred Subsidiaries (or any of their dependents) to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, in either case under any Tiger Benefit Plan or (ii) result in the payment of any amount under a Tiger Benefit Plan that would not be deductible by SpinCo or a Transferred Subsidiary as a result of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Tiger Service Provider for any material Tax incurred by such Tiger Service Provider under Section 409A or 4999 of the Code.
(h)	The Company and its Subsidiaries are conducting, and since January 1, 2015 have conducted, the Tiger Business in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect.
(i)	Except as set forth in Section 4.17(i) of the SpinCo Disclosure Schedule, there is no formal union organizational campaigns or petitions or other material unionization activities seeking recognition of a bargaining unit in the Tiger Business, and no material unfair labor practice charges or other complaints or union representation questions are before the National Labor Relations Board or other labor board or Governmental Authority that, in either case, would reasonably be expected to have a Tiger Material Adverse Effect. There is no material labor strike, slowdown or stoppage pending or, to SpinCo’s knowledge, threatened against or affecting the Tiger Business.
(j)	Section 4.17(j) of the SpinCo Disclosure Schedule, sets forth a true and correct list of any and all applicable collective bargaining, works council and other similar employee representative agreements (including agreements governed by Section 301 of the Labor Management Relations Act, 29 U.S.C. § 185) with any labor organization representing employees of the Tiger Business.

(k)	Since January 1, 2015, neither the Company nor any of its Subsidiaries has implemented any plant closing or mass layoff, in connection with the Tiger Business, that required notice under any Applicable Law.
(l)	Prior to the date hereof, the Company has provided to Parent a true and complete Employee Census (as defined in the Employee Matters Agreement), as of the date provided.
(m)	None of the Transferred Subsidiaries is (i) the employer of any employee covered by any U.S. CBA or (ii) the owner of any facility, real property or equipment at any facility that employs employees that are covered by any U.S. CBA.

Section 4.18.   Environmental Matters.   (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect:

(i)	no written notice, order, complaint, judgment, decree, decision, fine or penalty arising under any Environmental Laws, that has not been fully resolved, has been received by the Company or any of its Subsidiaries with respect to the Tiger Business, and there are no Actions (or, to the knowledge of SpinCo, governmental examinations or investigations not otherwise constituting an Action) pending or, to SpinCo’s knowledge, threatened which allege a violation of, or liability or obligation under, any Environmental Laws by or of the Company or any of its Subsidiaries relating to the Tiger Business;
(ii)	the Company and its Subsidiaries possess all Tiger Permits required under applicable Environmental Laws and are, and since January 1, 2015 have been, in compliance with the terms of such Tiger Permits;
(iii)	the operations of the Company and each of its Subsidiaries relating to the Tiger Business are, and since January 1, 2015 have been, in compliance with applicable Environmental Laws; and
(iv)	neither the Company nor any of its Subsidiaries is conducting, or has received written notice asserting that it is or may be liable or obligated under applicable Environmental Laws or under the terms of a third-party agreement to conduct or pay for, any investigation, cleanup, remediation or similar activities with respect to the actual or alleged Release or threatened Release of any Hazardous Materials related to the Tiger Business.
(b)	Except as set forth in this Section 4.18, no representations or warranties are being made by the Company or SpinCo with respect to matters arising under or relating to Environmental Laws.

Section 4.19.   Material Contracts.   (a) Section 4.19(a) of the SpinCo Disclosure Schedule lists each of the following contracts to which the Company or any of its Subsidiaries is a party, in each case to the extent constituting a Tiger Asset (such contracts being “Tiger Material Contracts”), that is in effect as of the date of this Agreement:

(i)	any Leases pertaining to any Tiger Material Real Property;
(ii)	any contract for the purchase of products or for the receipt of services, which (A) involved consideration or payments by the Company or any of its Subsidiaries in excess of $9 million in the aggregate during the calendar year ended December 31, 2017 or (B) requires consideration or payments by the Company or any of its Subsidiaries in excess of $25 million in the aggregate over the remaining term of such contract;
(iii)	any contract for the furnishing of products or services by the Company or any of its Subsidiaries, which (A) involved consideration or payments to the Company or any of its Subsidiaries in excess of $100 million in the aggregate during the calendar year ended December 31, 2017 or (B) requires consideration or payments to the Company or any of its Subsidiaries in excess of $350 million in the aggregate over the remaining term of such contract;
(iv)	any material partnership, joint venture, strategic alliance or other similar agreement or arrangement;

(v)	any executory contract relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);
(vi)	any contract as obligor or guarantor relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with respect to indebtedness with an aggregate outstanding principal amount not exceeding $10 million;
(vii)	any contract containing covenants expressly limiting in any material respect the freedom of the Tiger Business to compete or engage in a product line or line of business or to operate in any jurisdiction;
(viii)	any contract with a sole source supplier of material products or services;
(ix)	any material contract containing any provision granting the other party material exclusivity or similar rights; or
(x)	any license or other contract that is material to the Tiger Business that restricts or grants rights to use or practice Intellectual Property Rights.
(b)	The Company has made available to Parent a true and complete copy of each Tiger Material Contract. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect, (i) each of the Tiger Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor, to SpinCo’s knowledge, any other party to a Tiger Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Tiger Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Tiger Material Contract.

Section 4.20.   Sufficiency of Assets; Title.   Except as otherwise provided in this Agreement and after giving effect to the Internal Reorganization, the Tiger Assets and the employment of the Tiger Service Providers, together with the services and assets to be provided, the licenses to be granted and the other arrangements contemplated by the Separation Agreement and the Ancillary Agreements (including the services available under the Transition Services Agreement), shall, in the aggregate, constitute all of the assets of the Company and its Subsidiaries necessary to conduct, in all material respects, the Tiger Business immediately after the Closing in substantially the same manner as currently conducted by the Company and its Subsidiaries. The Company and its Subsidiaries have, and immediately after the Separation, SpinCo, the SpinCo Transferred Subsidiaries, the Direct Sale Purchaser and the Direct Sale Transferred Subsidiaries will have good and valid title to, or valid leases, licenses or rights to use, all of the Tiger Assets, free and clear of all Liens, other than Permitted Liens, except as would not reasonably be expected to be, individually or in the aggregate, material to the Tiger Business, taken as a whole.

Section 4.21.   Finders’ Fees.   There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company, SpinCo or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, the Separation Agreement or the Ancillary Agreements who might be entitled to any fee or commission from Parent or any of its Affiliates (including SpinCo and the Transferred Subsidiaries following the Closing).

Section 4.22.   SpinCo.   SpinCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements, and since the date of its incorporation, SpinCo has not engaged in any business activities or conducted any operations other than in connection with or as contemplated by this Agreement, the Separation Agreement or the Ancillary Agreements.

Section 4.23.   Disclaimer of the Company and SpinCo.   (a) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR IN THE SEPARATION AGREEMENT OR THE ANCILLARY AGREEMENTS, NONE OF THE COMPANY, SPINCO OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE TIGER BUSINESS, THE COMPANY OR ANY OF ITS SUBSIDIARIES, THE TRANSFERRED SUBSIDIARIES, THE TRANSACTIONS CONTEMPLATED HEREBY (OR BY THE SEPARATION

AGREEMENT OR ANY ANCILLARY AGREEMENT) OR ANY OF THE TIGER ASSETS OR TIGER LIABILITIES. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR IN THE SEPARATION AGREEMENT OR THE ANCILLARY AGREEMENTS, THE COMPANY, SPINCO AND THEIR RESPECTIVE REPRESENTATIVES AND AFFILIATES HAVE NOT MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO (I) THE COMPANY OR ANY OF ITS SUBSIDIARIES, EXCLUDED ASSETS OR EXCLUDED LIABILITIES, (II) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE (OR SIMILAR LAWS), (III) THE OPERATION OF THE TIGER BUSINESS AFTER THE CLOSING, OR (IV) THE PROBABLE SUCCESS, PROFITABILITY OR PROSPECTS OF THE TIGER BUSINESS AFTER THE CLOSING, AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

(b)	NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE SEPARATION AGREEMENT OR THE ANCILLARY AGREEMENTS, NONE OF THE COMPANY, SPINCO OR ANY OF THEIR RESPECTIVE REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PARENT, MERGER SUB, ANY OF THEIR RESPECTIVE REPRESENTATIVES OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT, MERGER SUB OR THEIR RESPECTIVE REPRESENTATIVES OF, OR PARENT’S, MERGER SUB’S OR THEIR RESPECTIVE REPRESENTATIVES’ USE OF, ANY INFORMATION RELATING TO THE TIGER BUSINESS, INCLUDING ANY PROJECTIONS, FORECASTS, BUSINESS PLANS, BUDGETS, COST ESTIMATES OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR ANY OF ITS REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, “EXPERT SESSIONS,” DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (OR BY THE SEPARATION AGREEMENT OR ANY ANCILLARY AGREEMENT).
(c)	EACH OF THE COMPANY AND SPINCO AGREE THAT IT HAS NOT RELIED UPON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE MADE BY OR ON BEHALF OF OR IMPUTED TO PARENT OR MERGER SUB, OR ANY OTHER PERSON, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 5 AND SECTION 7.04(G).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in any Parent SEC Document filed or furnished before the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or any other statement included in such Parent SEC Document to the extent they are predictive or forward looking in nature, or (b) subject to Section 11.04, as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company and SpinCo that:

Section 5.01.   Corporate Existence and Power.   (a) Each of Parent, Merger Sub and Direct Sale Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b)	Each of Parent, Merger Sub and Direct Sale Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)	Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements, and since the date of its incorporation, Merger Sub has not engaged in any business activities or conducted any operations other than in connection with or as contemplated by this Agreement, the Separation Agreement or the Ancillary Agreements. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.001 per share, 100 of which have been validly issued, and are fully paid and nonassessable and are owned by Parent free and clear of any Lien. The authorized capital stock of Direct Sale Purchaser consists of 100 shares of common stock, par value $0.01 per share, 100 of which have been validly issued, and are fully paid and nonassessable and are owned by Parent or a wholly owned Subsidiary of Parent (other than Merger Sub) free and clear of any Lien. Except as set forth above, no shares of capital stock of Merger Sub or Direct Sale Purchaser are issued, reserved for issuance or outstanding.

Section 5.02.   Corporate Authorization.   (a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and, except for the Parent Stockholder Approval, have been duly authorized by all necessary corporate action. The Parent Stockholder Approval is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the transactions contemplated hereby, including the Parent Share Issuance and the Parent Charter Amendment. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy Exceptions).

(b)	At a meeting duly called and held, the Parent Board has unanimously (i) determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger, the Parent Share Issuance and the Parent Charter Amendment and (ii) recommended the approval by the stockholders of Parent of the Parent Share Issuance and the Parent Charter Amendment (such recommendation, the “Parent Board Recommendation”).
(c)	Each of Parent and Direct Sale Purchaser has the necessary corporate power and authority to enter into the Separation Agreement and each Ancillary Agreement to which it is or will be a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each of Parent and Direct Sale Purchaser of the Separation Agreement and each Ancillary Agreement to which it is or will be a party, the performance by each of Parent and Direct Sale Purchaser of its obligations thereunder and the consummation by each of Parent and Direct Sale Purchaser of the transactions contemplated thereby have been, or will be, duly authorized by all requisite action on the part of Parent and Direct Sale Purchaser. The Separation Agreement and each Ancillary Agreement will be duly executed and delivered by Parent and Direct Sale Purchaser, and (assuming due authorization, execution and delivery by the other parties thereto) the Separation Agreement and each Ancillary Agreement will constitute, a legal, valid and binding obligation of Parent and Direct Sale Purchaser, enforceable against Parent and Direct Sale Purchaser in accordance with its terms (subject to the Bankruptcy Exceptions).

Section 5.03.   Governmental Authorization.   The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and by each of Parent and Direct Sale Purchaser of the Separation Agreement and the Ancillary Agreements to which it is contemplated to be a party, and the consummation by each of Parent, Merger Sub and Direct Sale Purchaser of the transactions contemplated hereby or thereby, as applicable, require no consent, approval, authorization or other order or declaration of, action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which SpinCo is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, (iv) as a result of any facts or circumstances relating solely to the Company or any of its Affiliates, (v) compliance with the rules and regulations of the New York Stock Exchange, or (vi) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation by Parent, Merger Sub or Direct Sale Purchaser of the transactions contemplated hereby.

Section 5.04.   Non-contravention.   The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and by each of Parent and Direct Sale Purchaser of the Separation Agreement and the Ancillary Agreements to which it is contemplated to be a party, and the consummation of the transactions contemplated hereby or thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent, Merger Sub or Direct Sale

Purchaser, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a breach or default (or an event which, with the giving of notice or lapse of time, or both, would become a breach or event of default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent, Merger Sub, Direct Sale Purchaser or any of their respective Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent, Merger Sub, Direct Sale Purchaser or any of their respective Subsidiaries, including any Parent Material Contract, or (iv) result in the creation or imposition of any Lien on any asset of Parent, Merger Sub, Direct Sale Purchaser or any of their respective Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation by Parent, Merger Sub or Direct Sale Purchaser of the transactions contemplated hereby.

Section 5.05.   Capitalization.   (a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of May 18, 2018, there were outstanding (i) 96,291,014 shares of Parent Common Stock, (ii) no shares of Parent Preferred Stock, (iii) stock options to purchase an aggregate of 836,678 shares of Parent Common Stock (of which options to purchase an aggregate of 651,355 shares of Parent Common Stock were exercisable), (iv) restricted stock awards with respect to an aggregate of 275,161 shares of Parent Common Stock (which number is included in clause (i) above), (v) there are no restricted stock unit awards with respect shares of Parent Common Stock that are settled in shares of Parent Common Stock, and (vi) performance unit awards with respect to an aggregate of 934,528 shares of Parent Common Stock (assuming maximum attainment of the applicable performance goals) (which number is not included in clause (i) above). All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. Section 5.05 of the Parent Disclosure Schedule contains a complete and correct list, as of May 18, 2018, of each outstanding stock option, restricted stock award, restricted stock unit award and performance unit award, in each case, issued by Parent or any of its Subsidiaries, including the holder, name of applicable Parent equity plan, date of grant, exercise price (if applicable), vesting schedule and number of shares of Parent Common Stock subject thereto (assuming maximum attainment of the applicable performance goals, if applicable).

(b)	There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as set forth in this Section 5.05, in respect of matters permitted under Section 7.01, and for changes since May 18, 2018 resulting from the exercise or settlement of Parent Stock Awards outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligations of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights, in each case, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.
(c)	The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06.   Subsidiaries.   (a) Each Subsidiary of Parent is duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All material Subsidiaries of Parent and their respective jurisdictions of organization are identified in the Parent 10-K.

(b)	All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of Parent Subsidiary Securities. Except for its interests in its Subsidiaries and Parent JVs, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.
(c)	Section 5.06(c) of the Parent Disclosure Schedule sets forth a complete and correct list of all Parent JVs with revenues in excess of $25 million in 2017, including, in each case, its name, jurisdiction and form of organization and the percentage of its outstanding equity or profits interests that are owned by Parent or any of its Subsidiaries. To the knowledge of Parent as of the date of this Agreement, subject to the terms and conditions of such respective certificates of incorporation, bylaws, limited liability company agreements or similar organizational documents made available to the Company prior to the date of this Agreement, there are no outstanding options, warrants, convertible debt, other convertible instruments or other commitments obligating any Parent JV to issue, grant, extend or enter into any such option, warrant, convertible debt, other convertible instrument or other right, agreement, arrangement or commitment.

Section 5.07.   SEC Filings and the Sarbanes-Oxley Act.   (a) Parent has filed with or furnished to the SEC, and made available to the Company, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as applicable, by Parent since January 1, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b)	As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.
(c)	As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)	Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(e)	Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(f)	Since January 1, 2015, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to SpinCo a summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2015.
(g)	Parent has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(h)	Since January 1, 2015, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the Parent SEC Documents, and, to the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing SEC review.
(i)	Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the New York Stock Exchange, and the statements contained in any such certifications are complete and correct.
(j)	Since January 1, 2015, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 5.08.   Financial Statements.   The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements). From January 1, 2015 to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 5.09.   Registration Statement.   The information supplied by Parent for inclusion or incorporation by reference in the Registration Statements and the Proxy Statement and, if applicable, the Schedule TO and any other filing contemplated by Section 8.02, shall not, (a) with respect to each Registration Statement, at the time each Registration Statement is declared or becomes effective, (b) with respect to the Parent Registration Statement, at the time the prospectus contained in such Registration Statement is first mailed to stockholders of the Company, (c) with respect to the Proxy Statement, at the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent, (d) at the time of the Parent Stockholders Meeting, (e) at the time the Schedule TO is filed with the SEC (if applicable), or (f) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Agreements will comply as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act.

Section 5.10.   Absence of Certain Changes.   (a) Except as contemplated by or permitted under this Agreement or the Ancillary Agreements, (i) since the Parent Balance Sheet Date, the business of Parent and its Subsidiaries has been conducted in the ordinary course of business and (ii) since the Parent Balance Sheet Date through the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)	From the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clause (a), (c), (i), (j) or (m) (as it relates to any of the foregoing) of Section 7.01.

Section 5.11.   No Undisclosed Material Liabilities.   There are no liabilities or obligations of Parent or any of its Subsidiaries of a type required to be reflected or reserved for on a consolidated balance sheet of Parent, other than: (i) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12.   Compliance with Laws.   (a) Parent and its Subsidiaries are conducting, and since January 1, 2015 have conducted, their business in compliance with Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)	Parent and each of its Subsidiaries is in compliance and, since January 1, 2015 has been in compliance with (i) the Foreign Corrupt Practices Act of 1977, (ii) the United Kingdom Bribery Act of 2010 and (iii) all Applicable Laws to which Parent or any of its Subsidiaries is subject relating to anti-money laundering compliance, in each case except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)	Parent, its Subsidiaries and, to the knowledge of Parent as of the date of this Agreement, the Parent JVs and any agents or other Persons acting for, on behalf of or at the direction of Parent, its Subsidiaries or, to the knowledge of Parent as of the date of this Agreement, the Parent JVs: (i) are not, and since January 1, 2015 have not been, designated on, and are not owned or controlled by any party that is or has been designated on, any list of restricted parties maintained by any U.S. Governmental Authority, including the OFAC Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, Commerce’s Denied Person’s List, the Commerce Entity List and the U.S. Department of State Debarred List; and (ii) since January 1, 2015, have not participated in any transaction involving such a designated Person, or any country subject to an embargo or substantial restrictions on trade under the U.S. sanctions administered by OFAC, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13.   Permits.   Parent and its Subsidiaries are in possession of, and in compliance with, all Permits necessary for them to own, lease and operate their properties and assets or to carry on the business of Parent and its Subsidiaries as it is now conducted (the “Parent Permits”), except where the failure to possess, or non-compliance with, any Parent Permit would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.14.   Litigation.   There is no Action (or, to the knowledge of Parent, governmental examination or investigation) pending against or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Subsidiaries before (or, in the case of threatened Actions, governmental examinations or investigations, that would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, there is no Action (or, to the knowledge of Parent, governmental examination or investigation) pending against or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Subsidiaries before (or, in the case of threatened Actions, governmental examinations or investigations, that would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to prevent or materially delay the consummation by Parent, Merger Sub or Direct Sale Purchaser of the transactions contemplated hereby.

Section 5.15.   Properties.   (a) Section 5.15(a) of the Parent Disclosure Schedule sets forth a correct and complete list of the Parent Material Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Parent Balance Sheet or acquired after the Parent Balance Sheet Date, except as have been disposed of since the Parent Balance Sheet Date in the ordinary course of business free and clear of all Liens (other than Permitted Liens).

(b)	Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Lease under which Parent or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither Parent nor any of its Subsidiaries, nor, to Parent’s knowledge, any other party to any such Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease.

Section 5.16.   Intellectual Property.   (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the registered Parent Intellectual Property Rights are valid and enforceable.

(b)	Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or one of its Subsidiaries owns all of the Parent Intellectual Property Rights (in each case, free and clear of any Liens), (ii) to the knowledge of Parent, (A) the operation of Parent’s and its Subsidiaries’ businesses as currently conducted does not infringe or misappropriate any Intellectual Property Rights of any Person and (B) no Person is infringing or misappropriating the Parent Intellectual Property Rights, and (iii) there is no Action pending against Parent or any of its Subsidiaries (A) alleging that any services provided, processes used or products manufactured or sold by Parent or any of its Subsidiaries infringe or misappropriate any Intellectual Property Rights of any Person or (B) challenging the validity or enforceability of any Parent Intellectual Property Rights.
(c)	Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, there has been no unauthorized access or malfunction of any Parent IT Assets within the past three years that has resulted in the unauthorized access or loss of any data of Parent or any of its Subsidiaries.
(d)	Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent uses commercially reasonable efforts to maintain the confidentiality of its Trade Secrets.

Section 5.17.   Taxes.   Except as (x) set forth on Section 5.17(a) of the Parent Disclosure Schedule or (y) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)	All Tax Returns required by Applicable Law to be filed with any Taxing authority by, or on behalf of, Parent or any of its Subsidiaries have been timely filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete.
(b)	Parent and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing authority all Taxes due and payable by it, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books.
(c)	Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such extension or waiver is currently pending.

(d)	There is no Action now pending or, to Parent’s knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax or Tax asset. Within the past three years, neither Parent nor any Subsidiary of Parent has received a written notice from a Taxing authority in any jurisdiction in which Parent and its Subsidiaries do not file Tax Returns or pay Taxes that Parent or any of its Subsidiaries is or may be subject to Tax (including an obligation to withhold and remit Taxes) in such jurisdictions or has or may have a duty to file Tax Returns in such jurisdictions.
(e)	During the five-year period ending on the Closing Date, neither Parent nor any of its Subsidiaries was (or will be) a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(f)	None of Parent or its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations section 1.6011-4.
(g)	None of Parent or its Subsidiaries has taken or agreed to take any action that would (and none of them is aware of any fact, event, agreement, plan or other circumstance that would) prevent the Tax-Free Status of the External Transactions. As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver the Tax Representation Letters at the applicable times set forth in Section 8.07(c) or (ii) why Parent would not be able to obtain the opinion contemplated by Section 9.02(b).
(h)	There are no Liens for Taxes on the assets or properties of Parent and its Subsidiaries, other than Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP.
(i)	Neither Parent nor any of its Subsidiaries is a party to or bound by any Tax-allocation, Tax-sharing or Tax-indemnification agreement or other similar contract or arrangement, other than (i) as of the Closing Date, the Tax Matters Agreement or (ii) any such contract or arrangement pursuant to customary commercial agreements or arrangements entered into in the ordinary course of business and not primarily related to Taxes.
(j)	The representations and warranties contained in this Section 5.17 (and, to the extent relating to Taxes, Section 5.18) constitute the sole and exclusive representations and warranties by Parent herein with respect to Tax matters.

Section 5.18.   Employment and Employee Benefits Matters.   (a) Section 5.18(a) of the Parent Disclosure Schedule lists each material Parent Benefit Plan. For each material Parent Benefit Plan, Parent has made available to the Company a true and complete copy of such plan, all material amendments thereto, the most recent valuation report or financial statement and, if applicable, the most recently filed annual return/report (Form 5500).

(b)	Neither Parent nor any of its ERISA Affiliates sponsors, maintains, contributes to or has an obligation to contribute to, or has in the past six years sponsored, maintained, contributed to or had an obligation to contribute to, any employee benefit plan subject to Title IV of ERISA, including any “multiemployer plan” as defined in Section 3(37) of ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or result in liability to the Company, SpinCo or any of its Subsidiaries (including the Transferred Subsidiaries) following the Closing.
(c)	Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired, and nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to give the IRS grounds to revoke such determination or opinion letter. Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(d)	Each Parent Benefit Plan has been maintained, operated and administered in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any Parent Benefit Plan that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of Parent, is threatened against or threatened to involve, any Parent Benefit Plan before any Governmental Authority, nor, to the knowledge of Parent, is there any basis for any such Action, in any case that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e)	No Parent Benefit Plan provides any post-retirement or post-termination of service medical, dental or life insurance benefits to any current or former Parent Service Provider (other than coverage mandated by Applicable Law), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f)	Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Parent Benefit Plan within the time periods prescribed by the terms of such plan and Applicable Law.
(g)	Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any Parent Service Provider to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, in either case under any Parent Benefit Plan or (ii) result in the payment of any amount under a Parent Benefit Plan that would not be deductible as a result of Section 280G of the Code. Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Parent Service Provider for any material Tax incurred by such Parent Service Provider under Section 409A or 4999 of the Code.
(h)	Parent and each of its Subsidiaries is conducting, and since January 1, 2015 has conducted, its business in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(i)	Except as set forth in Section 5.18(i) of the Parent Disclosure Schedule, there is no formal union organizational campaigns or petitions or other material unionization activities seeking recognition of a bargaining unit in Parent, and no material unfair labor practice charges or other complaints or union representation questions are before the National Labor Relations Board or other labor board or Governmental Authority that, in either case, would reasonably be expected to have a Parent Material Adverse Effect. There is no material labor strike, slowdown or stoppage pending or, to Parent’s knowledge, threatened against or affecting Parent.
(j)	Section 5.18(j) of the Parent Disclosure Schedule, sets forth a true and correct list of any and all applicable collective bargaining, works council and other similar employee representative agreements (including agreements governed by Section 301 of the Labor Management Relations Act, 29 U.S.C. § 185) with any labor organization representing employees of Parent or any of its Subsidiaries.
(k)	Since January 1, 2015, neither Parent nor any of its Subsidiaries has implemented any plant closing or mass layoff that required notice under any Applicable Law.

Section 5.19.   Environmental Matters.   (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)	no written notice, order, complaint, judgment, decree, decision, fine or penalty arising under any Environmental Laws, that has not been fully resolved, has been received by Parent or any of its Subsidiaries, and there are no Actions (or, to the knowledge of Parent, governmental examinations or investigations not otherwise constituting an Action) pending or, to Parent’s knowledge, threatened which allege a violation of, or liability or obligation under, any Environmental Laws by or of Parent or any of its Subsidiaries;
(ii)	Parent and each of its Subsidiaries possess all Parent Permits required under applicable Environmental Laws and are, and since January 1, 2015 have been, in compliance with the terms of such Parent Permits;
(iii)	the operations of Parent and each of its Subsidiaries are, and since January 1, 2015 have been, in compliance with applicable Environmental Laws; and
(iv)	neither Parent nor any of its Subsidiaries is conducting, or has received written notice asserting that it is or may be liable or obligated under applicable Environmental Laws or under the terms of a third party agreement to conduct or pay for, any investigation, cleanup, remediation or similar activities with respect to the actual or alleged Release or threatened Release of any Hazardous Materials.
(b)	Except as set forth in this Section 5.19, no representations or warranties are being made by Parent or Merger Sub with respect to matters arising under or relating to Environmental Laws.

Section 5.20.   Material Contracts.   (a) Section 5.20 of the Parent Disclosure Schedule lists each of the following contracts to which Parent or any of its Subsidiaries is a party (such contracts being “Parent Material Contracts”) that is in effect as of the date of this Agreement:

(i)	Leases pertaining to any Parent Material Real Property;
(ii)	any contract for the purchase of products or for the receipt of services, which (A) involved consideration or payments by Parent and its Subsidiaries in excess of $9 million in the aggregate during the calendar year ended December 31, 2017 or (B) requires consideration or payment by Parent and its Subsidiaries in excess of $25 million in the aggregate over the remaining term of such Contract;
(iii)	any contract for the furnishing of products or services by Parent or any of its Subsidiaries, which (A) involved consideration or payments to Parent and its Subsidiaries in excess of $100 million in the aggregate during the calendar year ended December 31, 2017 or (B) requires consideration or payments to Parent and its Subsidiaries in excess of $350 million in the aggregate over the remaining term of such contract;
(iv)	any material partnership, joint venture, strategic alliance or other similar agreement or arrangement;
(v)	any executory contract relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);
(vi)	any contract as obligor or guarantor relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with respect to indebtedness with an aggregate outstanding principal amount not exceeding $10 million;
(vii)	any contract containing covenants expressly limiting in any material respect the freedom of Parent or any of its Subsidiaries to compete or engage in a product line or line of business or to operate in any jurisdiction;
(viii)	any contract with a sole source supplier of material products or services;
(ix)	any material contract containing any provision granting the other party material exclusivity or similar rights; or
(x)	any license or other contract that is material to Parent and its Subsidiaries that restricts or grants rights to use or practice Intellectual Property Rights.

(b)	Parent has made available to the Company a true and complete copy of each Parent Material Contract. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor, to Parent’s knowledge, any other party to a Parent Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Parent Material Contract, and neither Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Parent Material Contract.

Section 5.21.   Financing.   (a) Parent has delivered to the Company a true, complete and fully executed copy of a commitment letter dated the date of this Agreement (including all exhibits, schedules and annexes thereto as in effect on the date of this Agreement) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement, the “Parent Commitment Letter”), from Goldman Sachs Bank USA (together with any other commitment parties or Affiliates thereof from time to time party to the Parent Commitment Letter, the “Lenders”) and true, complete and fully executed copies of all associated fee letters dated the date of this Agreement (except that such copies of such fee letters may be redacted in a customary manner to remove fees, economic terms, “market flex” provisions and other customarily redacted provisions set forth therein so long as such redacted information does not contain terms relating to the conditionality or availability of the Financing or the aggregate amount of the financing) (as they may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement, the “Fee Letters”), pursuant to which, and subject to the terms and conditions set forth therein, among other things, the Lenders party thereto have committed to Parent to provide Parent with debt financing in the amount set forth therein (the debt financing contemplated by the Parent Commitment Letter being referred to as the “Financing”). As of the date of this Agreement, (x) the Parent Commitment Letter and the Fee Letters have not been amended, waived or modified, and (y) the commitments contained in the Parent Commitment Letter have not been withdrawn, modified or rescinded in any respect. As of the date of this Agreement, except for the Parent Commitment Letter and, so long the provisions of the Fee Letters would not adversely affect the amount or availability of the Financing on the Closing Date, the Fee Letters, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party containing conditions precedent to the funding of the full amount of the Financing.

(b)	As of the date of this Agreement, the Parent Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto (in each case, subject to the Bankruptcy Exceptions). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of Parent or, to Parent’s knowledge, any other party thereto under any term or condition of the Parent Commitment Letter, (ii) assuming satisfaction of the conditions precedent set forth in Article IX of this Agreement, constitute or result in a failure to satisfy a condition precedent set forth in the Parent Commitment Letter, or (iii) to Parent’s knowledge and assuming satisfaction of the conditions precedent set forth in Article IX of this Agreement, otherwise result in any portion of the Financing being unavailable to Parent on the Closing Date. The proceeds of the Financing under the Parent Commitment Letter (together with unrestricted cash on hand of Parent and its Subsidiaries) will provide Parent and its Subsidiaries with financing sufficient to pay the Direct Sale Purchase Price and to pay or reimburse all fees and expenses contemplated to be paid by Parent or its Subsidiaries hereunder (collectively, the “Financing Obligations”); provided that between the date of this Agreement and the Closing Date, Parent and its Subsidiaries shall maintain unrestricted cash in an amount that, together with the proceeds of the Financing, would be sufficient to pay the Financing Obligations. As of the date of this Agreement, other than as set forth in the Parent Commitment Letter, there are no conditions precedent to the funding of the full amount of the Financing. As of the date of this Agreement, and assuming satisfaction of the conditions precedent set forth in Article IX of this Agreement, Parent has no reason to believe that any of the conditions precedent to the funding of the Financing will not be satisfied on a timely basis or that the Financing will not be fully available to Parent as set forth in the Parent Commitment Letter.

Section 5.22.   Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement, the Separation Agreement or the Ancillary Agreements who might be entitled to any fee or commission from the Company or any of its Affiliates.

Section 5.23.   Opinion of Financial Advisor.  The Parent Board has received the opinion of Goldman Sachs & Co. LLC, financial advisor to Parent, to the effect that, as of the date of this Agreement, and based upon and subject to the qualifications, factors, assumptions and limitations set forth in therein, the Merger Consideration is fair to Parent from a financial point of view.

Section 5.24.   No Shareholders Rights Plan; No Antitakeover Law.  As of the date hereof, there is no shareholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no shareholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of shares of Parent Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Applicable Law applicable to Parent or Merger Sub enacted in any jurisdiction applies to this Agreement, the Separation Agreement, the Merger or the other transactions contemplated hereby.

Section 5.25.   Disclaimer of Parent and Merger Sub.  (a) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5, SECTION 7.04(G) OR IN THE SEPARATION AGREEMENT OR THE ANCILLARY AGREEMENTS, NONE OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS OF PARENT OR ANY OF ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED HEREBY (OR BY THE SEPARATION AGREEMENT OR ANY ANCILLARY AGREEMENT). NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5, SECTION 7.04(G) OR IN THE SEPARATION AGREEMENT OR THE ANCILLARY AGREEMENTS, PARENT, MERGER SUB AND THEIR RESPECTIVE REPRESENTATIVES AND AFFILIATES HAVE NOT MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE (OR SIMILAR LAWS), (II) THE OPERATION OF THEIR BUSINESSES AFTER THE CLOSING, OR (III) THE PROBABLE SUCCESS, PROFITABILITY OR PROSPECTS OF THEIR BUSINESSES AFTER THE CLOSING, AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

(b)	NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE SEPARATION AGREEMENT OR THE ANCILLARY AGREEMENTS, NONE OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE COMPANY, SPINCO, ANY OF THEIR RESPECTIVE REPRESENTATIVES OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE COMPANY, SPINCO OR THEIR RESPECTIVE REPRESENTATIVES OF, OR THE COMPANY’S, SPINCO’S OR THEIR RESPECTIVE REPRESENTATIVES’ USE OF, ANY INFORMATION RELATING TO THE BUSINESS OF PARENT AND ITS SUBSIDIARIES, INCLUDING ANY PROJECTIONS, FORECASTS, BUSINESS PLANS, BUDGETS, COST ESTIMATES OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR ANY OF ITS REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, “EXPERT SESSIONS,” DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS SUBMITTED

ON BEHALF OF THE COMPANY, SPINCO OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (OR BY THE SEPARATION AGREEMENT OR ANY ANCILLARY AGREEMENT).

(c)	EACH OF PARENT AND MERGER SUB AGREE THAT IT HAS NOT RELIED UPON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE MADE BY OR ON BEHALF OF OR IMPUTED TO THE COMPANY OR SPINCO, OR ANY OTHER PERSON, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 4.

ARTICLE 6
COVENANTS OF THE COMPANY AND SPINCO

Section 6.01.   Conduct of SpinCo.  Except (w) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as set forth on Section 6.01 of the SpinCo Disclosure Schedule, (y) for the Internal Reorganization, the SpinCo Transfer, the Direct Sale, the Distribution and the other transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements or as otherwise expressly required or permitted hereby or thereby or (z) as required by Applicable Law, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (I) use its reasonable best efforts to conduct the Tiger Business in the ordinary course, (II) use its reasonable best efforts to preserve intact the business organizations of the Tiger Business and the relations and goodwill of all material suppliers, material customers, material licensors, and Governmental Authorities, in each case, with respect to the Tiger Business, and to keep available the services of the present officers and key employees of the Tiger Business, and (III) manage the working capital of the Tiger Business (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business. Without limiting the generality of the foregoing, subject to Section 8.09, except (w) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters set forth in clause (d) through (l) and, insofar as related to any of the foregoing, clause (m) below), (x) as set forth on Section 6.01 of the SpinCo Disclosure Schedule, (y) for the Internal Reorganization, the SpinCo Transfer, the Direct Sale and the Distribution and the other transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements or as otherwise expressly required or permitted hereby or thereby or (z) as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, to the extent relating to the Tiger Business (and excluding the Excluded Assets and Excluded Liabilities):

(a)	amend the certificate of incorporation, bylaws or other similar organizational documents of SpinCo or any Transferred Subsidiary;
(b)	(i) split, combine or reclassify any shares of capital stock of SpinCo or any Transferred Subsidiary or (ii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any SpinCo Securities or any Tiger Subsidiary Securities;
(c)	(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any SpinCo Securities or Tiger Subsidiary Securities, other than the issuance, delivery or sale of any Tiger Subsidiary Securities to SpinCo or any other Transferred Subsidiary or (ii) amend any term of any SpinCo Security or any Tiger Subsidiary Security;
(d)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments, (ii) acquisitions of goods or services in the ordinary course of business, or (iii) acquisitions of assets, securities, properties or interests in an amount not to exceed $10 million individually or $50 million in the aggregate;
(e)	sell, lease or otherwise transfer any assets, securities, properties, interests or businesses of the Tiger Business, other than (i) pursuant to existing contracts or commitments, and (ii) sales of inventory or other assets in the ordinary course of business;
(f)	make any material loans, advances or capital contributions to, or investments in, any other Person;
(g)	incur any indebtedness for borrowed money or guarantees thereof, other than any indebtedness or guarantee incurred in the ordinary course of business;

(h)	except as required by Applicable Law, the terms of a Tiger Benefit Plan or collective bargaining or other labor agreement as in effect on the date hereof, (i) grant any material severance, retention or termination payment to, or enter into or materially amend any severance, retention, termination, employment, change in control or severance agreement with, any Tiger Service Provider, (ii) materially increase the compensation or benefits provided to any Tiger Service Provider, other than in the ordinary course of business based on the normal review cycle (provided that the requirement to be based on the normal review cycle will not apply to Key Tiger Service Providers), (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Tiger Service Provider, other than in the ordinary course of business based on the normal review cycle (provided that the requirement to be based on the normal review cycle will not apply to Key Tiger Service Providers), (iv) hire, or terminate the employment (other than for cause) of, any Key Tiger Service Provider, or (v) hire any Tiger Service Provider, other than as permitted under the terms of the Employee Matters Agreement;
(i)	change the methods of accounting of the Tiger Business, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act;
(j)	other than in the ordinary course of business, (i) make any change (or file any such change) in any method of Tax accounting or any annual Tax accounting period, (ii) make, change or rescind any Tax election, (iii) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes, (iv) file any amended Tax Return or claim for refund, (v) enter into any closing agreement relating to Taxes, or (vi) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Parent, SpinCo or any of their respective Subsidiaries;
(k)	settle, or offer or propose to settle any material Action involving the Tiger Business, other than in the ordinary course of business;
(l)	fail to use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance against at least such risks and losses as are consistent in all material respects with the past practice of the Tiger Business, except to the extent such actions affect similarly situated businesses of the Company and its Subsidiaries and do not disproportionately affect the Tiger Business; or
(m)	agree or commit to do any of the foregoing.

Section 6.02.   Interim Taxes.  From the date of this Agreement until the Distribution, the Company and its Subsidiaries shall, and shall cause SpinCo and each of the Transferred Subsidiaries to, (i) prepare and timely file all Tax Returns that it is required to file, (ii) timely pay all Taxes that it is required to pay and (iii) promptly notify Parent of any notice of any material Action in respect of any Tax matters (or any significant developments with respect to ongoing Actions in respect of such Tax matters), in each case, in respect of SpinCo, the Tiger Business, the Tiger Assets or a Transferred Subsidiary.

Section 6.03.   Obligations of SpinCo.  The Company shall take all action necessary to cause SpinCo to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.04.   Access to Information.  (a) From the date hereof until the Effective Time, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the personnel, offices, properties, books and records of the Tiger Business, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Tiger Business as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Tiger Business. Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Tiger Business or the business of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege, contravene any Applicable Law or contravene any confidentiality undertaking.

(b)	Subject to Section 8.11(d), any information obtained pursuant to this Section 6.04 shall be subject to the Confidentiality Agreement, provided that the term thereof shall be deemed to extend through the second anniversary of the date of this Agreement in respect of such information.

Section 6.05.   Required Financial Statements.  (a) As promptly as practicable following the date hereof (and in any event by no later than June 30, 2018), the Company shall deliver to Parent the following audited combined financial statements for the Tiger Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (except as set forth on Section 6.05 of the SpinCo Disclosure Schedule): the balance sheets as of December 31, 2017 and December 31, 2016 and the related statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2017, December 31, 2016, and December 31, 2015, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the Tiger Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (collectively, the “Initial Audited Financial Statements”, and the date on which the Company delivers to Parent the Initial Audited Financial Statements, the “Initial Audited Financial Statements Delivery Date”)). In the event that the Closing Date is 60 days or more after the end of the fiscal year ending December 31, 2018, the Company shall deliver to Parent as promptly as practicable (but in no event before the public filing of the related Company SEC Document and in no event later than 60 days after the end of such fiscal year), the audited combined financial statements for the Tiger Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (except as set forth on Section 6.05 of the SpinCo Disclosure Schedule) as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of such fiscal year and the related statements of income, comprehensive income, equity and cash flows for such fiscal year, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the Tiger Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (together with the Initial Audited Financial Statements, the “Audited Financial Statements”); provided that, the Company will reasonably cooperate, as may be reasonably requested by Parent and at Parent’s expense, with Parent in connection with the completion of the audit for the Audited Financial Statements in the event that the Closing Date occurs prior to the 60th day after the end of the fiscal year ending December 31, 2018.

(b)	For the quarterly period ending March 31, 2018 and each subsequent quarterly period ending prior to the Closing Date, other than any calendar quarter ending December 31 (each, an “Interim Period”), the Company shall deliver to Parent the combined unaudited financial statements of the Tiger Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (except as set forth on Section 6.05 of the SpinCo Disclosure Schedule) as of the end of, and for, such Interim Period (the “Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Period and combined statements of income, comprehensive income and cash flows for such Interim Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will, in each case, have been reviewed by the independent registered public accounting firm for the Tiger Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo as provided in AS 4105, Interim Financial Information. The Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Period (but in no event before the public filing of the related Company SEC Document) and (i) in the case of the Interim Period ended March 31, 2018, by no later August 9, 2018 and (ii) in the case of each other Interim Period, by no later than 40 days after the end of such Interim Period.

Section 6.06.   No Solicitation of Competing SpinCo Transaction.   From and after the date hereof through the nine-month anniversary of the date of this Agreement: (a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly through another Person, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Competing SpinCo Transaction, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Tiger Business or afford access to the business, properties, assets, books or records of the Tiger Business to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that has made, is seeking to make or would reasonably be expected to make, a Competing SpinCo Transaction, (iii) approve, recommend or consummate any Competing SpinCo Transaction, or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Competing SpinCo Transaction. It is agreed that any violation of the restrictions on the Company set forth in this Section 6.06 by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.06 by the Company.

(b)	The Company shall, and shall cause its Subsidiaries to, and shall instruct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Third Party and its Representatives conducted prior to the execution of this Agreement with respect to any Competing SpinCo Transaction. From and after the date hereof through the nine-month anniversary of the date of this Agreement: (i) the Company shall not, and shall cause its Subsidiaries not to, and the Company shall instruct its Representatives not to, release any third party from, or waive any provision of, any confidentiality or, subject to applicable duties of its directors under Applicable Law, standstill agreement to which it or one of its Affiliates is a party in connection with a Competing SpinCo Transaction and (ii) the Company shall reasonably promptly (and in any event no later than the next Business Day) notify Parent, orally and in writing, after the receipt by the Company or any of its Representatives of any proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing SpinCo Transaction, including in connection therewith any request for discussions or negotiations and any request for information relating to the Company or any of its Affiliates with respect to the Tiger Business, or for access to the business, properties, assets, books or records of the Company or any of its Affiliates with respect to the Tiger Business. The receipt by the Company of a proposal in respect of a Competing SpinCo Transaction shall not in any way or manner alter the obligations of SpinCo or the Company under this Agreement, the Separation Agreement or any other Ancillary Agreement.

ARTICLE 7
Covenants of Parent

Section 7.01.   Conduct of Parent.   Except (w) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as set forth on Section 7.01 of the Parent Disclosure Schedule, (y) for the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements or as otherwise expressly required or permitted hereby or thereby or (z) as required by Applicable Law, from the date hereof until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, (I) use its reasonable best efforts to conduct its business in the ordinary course and (II) use its reasonable best efforts to preserve intact the business organizations of Parent and its Subsidiaries and the relations and goodwill of all material suppliers, material customers, material licensors and Governmental Authorities, in each case with respect to Parent and its Subsidiaries, and to keep available the services of the present officers and key employees of Parent and its Subsidiaries. Without limiting the generality of the foregoing, subject to Section 8.09, except (w) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters set forth in clause (d) through (l) and, insofar as related thereto, clause (m) below), (x) as set forth on Section 7.01 of the Parent Disclosure Schedule, (y) for the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements or as otherwise expressly required or permitted hereby or thereby or (z) as required by Applicable Law, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a)	amend its certificate of incorporation, bylaws or other similar organizational documents, except for the Parent Charter Amendment;
(b)	(i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries and (B) regular quarterly cash dividends by Parent with customary record and payment dates on the shares of Parent Common Stock not in excess of $0.12 per share for the quarter ended June 30, 2018 and $0.14 per quarter thereafter, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Securities or any Parent Subsidiary Securities, other than in connection with the cashless exercise of stock options and any other equity incentives;

(c)	(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Securities or any Parent Subsidiary Securities, other than the issuance, delivery or sale of (A) any shares of the Parent Common Stock upon the exercise or settlement of Parent Stock Awards that are outstanding on the date of this Agreement in accordance with the terms of those Parent Stock Awards on the date of this Agreement and (B) any Parent Subsidiary Securities to Parent or any other Subsidiary of Parent or (ii) amend any term of any Parent Security or any Parent Subsidiary Security;
(d)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments, (ii) acquisitions of goods or services in the ordinary course of business or (iii) acquisitions of assets, securities, properties or interests in an amount unless it would reasonably be expected to result in a Credit Rating Event;
(e)	sell, lease or otherwise transfer any of its assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments and (ii) sales of inventory or other assets in the ordinary course of business;
(f)	make any material loans, advances or capital contributions to, or investments in, any other Person to the extent that any such loan, advance, capital contribution or investment would reasonably be expected, in any material respect, to result in a delay in obtaining, or otherwise adversely affect the ability of the parties to obtain, any antitrust approval or consent necessary to consummate the transactions contemplated hereby;
(g)	except as required by Applicable Law, the terms of a Parent Benefit Plan or collective bargaining or other labor agreement as in effect on the date hereof, (i) grant any material severance, retention or termination payment to, or enter into or materially amend any severance, retention, termination, employment, change in control or severance agreement with, any Key Parent Service Provider, (ii)materially increase the compensation or benefits provided to any Key Parent Service Provider, other than in the ordinary course of business, or (iii)grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Key Parent Service Provider, other than in the ordinary course of business;
(h)	change its methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act;
(i)	other than in the ordinary course of business, (i) make any change (or file any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or rescind any Tax election; (iii) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (iv) file any amended Tax Return or claim for refund; (v) enter into any closing agreement relating to Taxes; or (vi) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Parent, SpinCo or any of their respective Subsidiaries;
(j)	settle, or offer or propose to settle any material Action involving or against Parent or any of its Subsidiaries without first consulting with the Company and giving due consideration to the Company’s views in respect of such settlement, other than, , in the ordinary course of business; provided that nothing herein shall supersede Section 7.11;
(k)	fail to use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance against at least such risks and losses as are consistent in all material respects with the past practice of the business of Parent and its Subsidiaries; or
(l)	agree or commit to do any of the foregoing.

Section 7.02.   Interim Taxes.   From the date of this Agreement until the Distribution, Parent shall, and shall cause each of its Subsidiaries to, (i) prepare and timely file all Tax Returns that it is required to file, (ii) timely pay all Taxes (including withholding Taxes) that it is required to pay and (iii) promptly notify the Company of any notice of any material Action in respect of any Tax matters (or any significant developments with respect to ongoing Actions in respect of such Tax matters).

Section 7.03.   Parent Stockholder Meeting.   (a) Parent shall call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) as promptly as reasonably practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the Parent Registration Statement is declared effective, for the purpose of obtaining the Parent Stockholder Approval (and no other matters, except for a proposal to adjourn the meeting to solicit additional proxies to obtain the Parent Stockholder Approval, if necessary, and any other proposal required by Applicable Law, shall be considered or voted upon at the Parent Stockholder Meeting without the Company’s prior written consent). Parent agrees that the obligation of Parent to call, give notice of, convene and hold the Parent Stockholder Meeting shall not be limited or otherwise affected by (i) the commencement, disclosure, announcement or submission to Parent or its stockholders of any Acquisition Proposal or (ii) any Adverse Recommendation Change. Subject to Section 7.04, Parent shall use reasonable best efforts (consistent with the efforts customarily used in transactions of the type contemplated hereby, including engaging a proxy solicitor) to solicit from its stockholders proxies in favor of the Parent Stockholder Approval.

(b)	If, on the date of the Parent Stockholder Meeting, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, Parent shall at its election or upon written request of the Company adjourn the Parent Stockholder Meeting until such date as shall be mutually agreed upon by Parent and the Company, which date shall not be less than five days nor more than 10 days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the Parent Stockholder Approval. Parent may not adjourn the Parent Stockholder Meeting except in accordance with this Section 7.03(b) and shall not adjourn the Parent Stockholder Meeting more than one time pursuant to this Section 7.03(b) unless mutually agreed by Parent and the Company.

Section 7.04.   No Solicitation; Other Offers.   (a) Neither Parent nor any of its Subsidiaries shall, nor shall Parent or any of its Subsidiaries authorize any of its or their Representatives to, directly or indirectly through another Person, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that has made, is seeking to make or would reasonably be expected to make, an Acquisition Proposal, (iii) either fail to make, or withdraw or modify in a manner adverse to the Company or SpinCo, the Parent Board Recommendation, fail to recommend against acceptance of any tender or exchange offer for Parent Common Stock within 10 Business Days after the commencement of such offer or approve, resolve to approve, adopt or recommend, or propose publicly to approve, resolve to approve, adopt or recommend, any Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) either fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries unless the Parent Board determines, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law, or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or consummate any Acquisition Proposal. It is agreed that any violation of the restrictions on Parent set forth in this Section by any Subsidiary of Parent or any Representative of Parent or any of its Subsidiaries shall be a breach of this Section by Parent.

(b)	Notwithstanding Section 7.04(a), at any time prior to the receipt of the Parent Stockholder Approval:
(i)	Parent, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to Parent’s compliance with Section 7.04(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Parent Board reasonably determines is or would reasonably be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to the Company) with such

Third Party with terms that Parent determines in good faith are no less favorable to Parent than those contained in the Confidentiality Agreement and that include standstill obligations that Parent reasonably determines are customary and expressly allow Parent to comply with its obligations under this Section 7.04; provided that all such information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company prior to or substantially concurrently with the time it is provided or made available to such Third Party; and

(ii)	Subject to compliance with Section 7.04(a) and Section 7.04(d), the Parent Board may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to an Intervening Event, in each case referred to in the foregoing clauses (i) and (ii) only if the Parent Board determines, after consultation with outside legal counsel and its financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Parent Board from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.04; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Parent Board reaffirms the Parent Board Recommendation in such statement or in connection with such action.

(c)	Parent shall advise the Company on a prompt basis of the status and terms of any discussions and negotiations referred to in Section 7.04(b) with the Third Party. In addition, Parent shall notify the Company promptly (but in no event later than the next Business Day) after receipt by Parent (or any of its Representatives) of any Acquisition Proposal or any request for information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that has made, is seeking to make or would reasonably be expected to make, an Acquisition Proposal. Parent shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Parent shall keep the Company reasonably informed, on a prompt basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than the next Business Day after receipt) provide to the Company copies of all correspondence and written materials sent or provided to Parent or any of its Subsidiaries or any of its or their Representatives that describes any material terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Parent’s compliance with this Section 7.04(c).
(d)	Further, the Parent Board shall not make an Adverse Recommendation Change, unless (i) if such Adverse Recommendation Change is to be taken in circumstances involving or relating to an Acquisition Proposal, such Acquisition Proposal constitutes a Superior Proposal, (ii) Parent promptly provides written notice to the Company at least five Business Days before taking such action of its intention to do so, containing (A) in the case of any action intended to be taken in circumstances involving an Acquisition Proposal, the material terms of such Acquisition Proposal, including the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal or (B) in the case of any action to be taken in circumstances where there has been an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, and (iii) the Company does not make, within five Business Days after its receipt of that written notification, an offer that (A) in the case of any action intended to be taken in circumstances involving an Acquisition Proposal, is at least as favorable to the stockholders of Parent as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from Parent and will give rise to an additional notice period under this Section 7.04(d) ending on the later of (x) the expiration of the original five Business Day notice period and (y) three Business Days following such new written notification) or (B) in the case of any action to be taken in circumstances where there has been an Intervening Event, obviates the need for taking such action. Parent agrees that, during the five-Business

Day period referred to in this Section 7.04(d) (and three Business Day period in respect of a subsequent revised Acquisition Proposal), Parent and its Representatives shall negotiate in good faith with the Company and its Representatives regarding any revisions proposed by the Company to the terms of the transactions contemplated by this Agreement.

(e)	For purposes of this Agreement, “Superior Proposal” means an unsolicited written Acquisition Proposal for a majority of the outstanding shares of Parent Common Stock or a majority of the consolidated assets of Parent and its Subsidiaries on terms that the Parent Board determines by a majority vote, after considering the advice of a financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation (and expected timing of consummation relative to the transactions contemplated by this Agreement), are more favorable to Parent’s stockholders than as provided hereunder (taking into account any proposal by the Company to amend the terms of this Agreement pursuant to Section 7.04(d)), which the Parent Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Parent Board.
(f)	For purposes of this Agreement, “Intervening Event” means material events or changes in circumstances (i) the existence or consequences of which were not known to, or reasonably foreseeable by, Parent as of or prior to the date hereof and (ii) that do not relate to or involve any Acquisition Proposal; provided that in no event shall any changes resulting from the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event: (A) changes (or proposed changes) in GAAP, the regulatory accounting requirements applicable to any industry in which the Company, SpinCo or any of their respective Subsidiaries operate or Applicable Law, in each case to the extent affecting the Tiger Business, (B) changes in the financial, credit or securities markets (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities market) or general economic or political conditions, in each case to the extent affecting the Tiger Business, (C) changes or conditions generally affecting the industry or segments thereof in which the Company, SpinCo or any of their respective Subsidiaries operate, in each case to the extent affecting the Tiger Business, (D) acts of war, sabotage or terrorism or natural disasters, in each case to the extent affecting the Tiger Business, (E) the announcement of the transactions contemplated by this Agreement, the Separation Agreement or any Ancillary Agreement (including the Internal Reorganization, the SpinCo Transfer, the Direct Sale, the Distribution and the Merger) or the identity of the parties hereto, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors and licensees , (F) (1) any failure by Parent or any of its Subsidiaries, the Company or any of its Subsidiaries or the Tiger Business to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or (2) any change in Parent’s or the Company’s stock price or trading volume (it being understood that the underlying cause of, or factors contributing to, any such failure or change referred to in clause (1) or (2) may be taken into account in determining whether an Intervening Event has occurred, unless such underlying cause or factor would otherwise be excepted by another clause of this definition), (G) actions required or expressly contemplated by this Agreement to be taken by Parent, Merger Sub, the Company, SpinCo or any of their respective Affiliates, (H) actions taken by the Company, SpinCo or any of their respective Affiliates at the written direction of, or with the written consent of, Parent or (I) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby.
(g)	Parent shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (together with its Representatives) that has executed a confidentiality agreement within the 12-month period prior to the date hereof and that is in possession of confidential information heretofore furnished by or on behalf of Parent or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information) to return or destroy all such information as promptly as practicable. Parent represents and warrants to the Company that, during the 12-month period prior to the date hereof, neither it nor any of its Subsidiaries has granted any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries.

(h)	Parent shall promptly inform its directors, officers and financial advisors, and shall cause its Subsidiaries promptly to inform their respective directors, officers and financial advisors, of the obligations under this Section 7.04.

Section 7.05.   Obligations of Merger Sub.   Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.06.   Director and Officer Liability.   (a) For six years after the Effective Time, Parent shall indemnify and hold harmless the present and former officers and directors of the Company and each of its Subsidiaries who are Tiger Service Providers (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s or such Subsidiary’s certificate of incorporation or bylaws in effect on the date hereof.

(b)	For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s and each Transferred Subsidiary’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation or any Transferred Subsidiary) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.
(c)	If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.06.
(d)	The rights of each Indemnified Person under this Section 7.06 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of SpinCo or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with SpinCo or any of the Transferred Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.07.   Stock Exchange Listing.   Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as part of the Merger Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance.

Section 7.08.   Employee Matters.   With respect to employee matters, the parties hereto have made the agreements and covenants set forth in the Employee Matters Agreement, which shall be binding on the parties hereto in accordance with the terms thereof.

Section 7.09.   Access to Information.   (a) From the date hereof until the Effective Time, Parent shall (i) give to the Company, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the personnel, offices, properties, books and records of Parent and its Subsidiaries, (ii) furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to Parent and its Subsidiaries as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the Company in its investigation of Parent and its Subsidiaries. Any investigation pursuant to this Section 7.09 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Parent and its Subsidiaries. Notwithstanding the foregoing, Parent shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege, contravene any Applicable Law or contravene any confidentiality undertaking.

(b)	Any information obtained pursuant to this Section 7.09 shall be subject to the Confidentiality Agreement, provided that the term thereof shall be deemed to extend through the second anniversary of this Agreement in respect of such information.

Section 7.10.   Takeover Statutes.   If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Applicable Law shall become applicable to the transactions contemplated hereby, Parent, Merger Sub and their respective boards of directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.11.   Defense of Litigation.   On a reasonably prompt basis, Parent shall keep the Company apprised in the defense of any Action brought by stockholders of Parent or in the name of Parent against Parent and/or its directors relating to the transactions contemplated by this Agreement, including the Merger; provided that, prior to the Effective Time, Parent shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) if such compromise, settlement or arrangement would reasonably be expected to have a materially adverse economic effect on Parent or a material adverse effect on the ability of the parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.12.   Release from Credit Support Instruments.   (a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to secure the unconditional release of the Company and its Subsidiaries (other than SpinCo and the Transferred Subsidiaries) from the Company Credit Support Instruments, including those identified on Section 7.12 of the SpinCo Disclosure Schedule, at or prior to the Closing Date, including effecting such release by providing guarantees or other credit support and causing Parent or one of its Affiliates to be substituted in all respects for each of the Company or any of its Subsidiaries (other than SpinCo and the Transferred Subsidiaries) that is party to such Company Credit Support Instruments, so that Parent or its applicable Affiliate shall be solely responsible for the obligations of such Company Credit Support Instruments; provided, however, that any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to the Company. From and after the Effective Time, Parent shall not, and shall not permit any of its Affiliates to, (i) renew or extend the term of; or (ii) increase its obligations under, or transfer to a third party, any loan, contract or other obligation for which the Company or any of its Subsidiaries is or could reasonably be expected to be liable under any Company Credit Support Instrument. To the extent that the Company or any of its Subsidiaries has performance obligations under any Company Credit Support Instrument from and after the Effective Time, Parent shall, and shall cause its Affiliates to, (x) if requested by the Company, perform such obligations on behalf of the Company; and (y) otherwise take such action as requested by the Company so as to put the Company or its applicable Subsidiary in the same position as if Parent, or such Affiliate of Parent, and not the Company or its applicable Affiliate, had performed or was performing such obligations. All costs and expenses incurred by any party in connection with the release or substitution of such Company Credit Support Instruments shall be borne by Parent. From and after the Closing, Parent shall indemnify the Company and its Subsidiaries fully in respect of any and all liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) incurred by such Person to the extent arising from any Company Credit Support Instruments from and after the Closing.

(b)	Notwithstanding anything herein to the contrary, the parties acknowledge and agree that at any time on or after the Closing Date, (i) the Company may, in its sole discretion, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Credit Support Instruments and (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties or other credit support or assurances issued on behalf of any of SpinCo, the Transferred Subsidiaries or the Tiger Business after the expiration thereof.

Section 7.13.   Faiveley Shareholders Agreement.   From the date of this Agreement until the earlier of (i) the receipt of the Parent Stockholder Approval and (ii) the date on which this Agreement terminates, Parent shall (x) fully enforce, and not amend or waive, the standstill provisions of Section 2.08 of the Faiveley

Shareholders Agreement against each Shareholder (as defined in such Faiveley Shareholders Agreement) and (y) not amend or waive any other provision of the Faiveley Shareholder Agreement in any manner which would have the effect of limiting or terminating any Shareholder’s obligations under Section 2.08 of the Faiveley Shareholders Agreement.

ARTICLE 8
Covenants of Parent, the Company and SpinCo

Section 8.01.   Reasonable Best Efforts.   (a) Subject to the terms and conditions of this Agreement and the Separation Agreement, the Company, SpinCo and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements.

(b)	In furtherance and not in limitation of the foregoing, each of Parent, the Company and SpinCo shall:
(i)	(A) cooperate with each other party in determining whether any applications, notices, registrations and requests are required or advisable to be filed with any Governmental Authority in order to consummate the transactions contemplated hereby; (B) file, individually or jointly, as appropriate, such applications, notices, registrations and requests as may be required or advisable to be filed by it with any Governmental Authority in order to consummate the transactions contemplated hereby, including (1) an appropriate filing of a notification and report form or forms, as applicable, pursuant to the HSR Act with respect to the transactions contemplated hereby, as promptly as practicable and (2) any other filings and clearances or expiration of waiting periods required in order to consummate the transactions contemplated hereby, as promptly as practicable; and (C) supply as promptly as practicable any additional information and documentary material that may be requested by any such Governmental Authority;
(ii)	subject to Applicable Law relating to the sharing of information, furnish the other party or parties, as applicable, with copies of all documents and correspondence (A) prepared by or on behalf of such party or parties for any Governmental Authority and affording the other party or parties, as applicable, opportunity to comment and participate in responding, where appropriate; and (B) received by or on behalf of such party or parties from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval; provided that materials may be redacted (i) to remove references concerning valuation of the Tiger Business, the business of the Company or the business of Parent and its Subsidiaries or (ii) as necessary to address reasonable attorney-client or other privilege concerns; and
(iii)	consult with and keep the other parties hereto informed as to the status of such matters.
(c)	The parties shall share the right to control and direct the process by which the parties seek to obtain the approvals, consents, registrations, permits, authorizations and other confirmations contemplated by this Section 8.01; provided, however, that, following consultation with the Company and after giving due consideration to the Company’s views, Parent, acting reasonably and in good faith, shall have the right to determine the strategy and implementation of the strategy for obtaining any and all necessary antitrust consents or approvals. No party shall meet or engage in material conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent not precluded by Applicable Law or regulation, offers the other party the opportunity to participate in such meeting or conversation. The parties hereto shall not, and shall cause their respective Affiliates not to, take, refrain from taking or cause to be taken any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of any consent, authorization, order or approval of any Governmental Authorities.

(d)	Notwithstanding anything in this Section 8.01 to the contrary, Parent shall not be required in connection with its efforts to obtain any antitrust consents or approvals, to (i) litigate, appeal any such litigation, or enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby, or (ii) effect any disposition, licensing or holding separate of assets or lines of business or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of its Affiliates’ business, assets or properties or the Tiger Business in connection with its efforts to obtain any antitrust consents or approvals. Notwithstanding anything in this Section 8.01 to the contrary, neither the Company nor SpinCo shall be required, in connection with its efforts to obtain any antitrust consents or approvals, to (x) litigate, appeal any such litigation, or enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby except that Parent and SpinCo shall be required to litigate, or appeal any such litigation, to the extent reasonably directed to do so by Parent in the Parent’s exercise of its authority pursuant to Section 8.01(c), (y) effect any disposition, licensing or holding separate of assets or lines of business or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of its Affiliates’ business, assets or properties other than the Tiger Business as set forth in the following clause, or (z) effect any disposition, licensing or holding separate of assets or lines of business or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to the Tiger Business that is not in any such case conditioned on the occurrence of the Closing.

Section 8.02.   Registration Statements; Proxy Statement; Schedule TO.   (a) As promptly as reasonably practicable following receipt by Parent of the Initial Audited Financial Statements and the Initial Interim Financial Statements contemplated by Section 6.05, to the extent such filings are required by Applicable Law in connection with the transactions contemplated by this Agreement, (i) the Company, SpinCo, Parent and Merger Sub shall jointly prepare, and Parent shall file with the SEC, a proxy statement relating to the Parent Stockholder Approval (together with all supplements and amendments thereto, the “Proxy Statement”) and a registration statement on Form S-4 to register under the 1933 Act the Parent Share Issuance (together with all supplements, amendments, prospectuses and/or information statements, the “Parent Registration Statement”), (ii) the Company, SpinCo, Parent and Merger Sub shall jointly prepare, and SpinCo shall file with the SEC, a registration statement on such Form(s) as shall be required under applicable SEC rules and regulations to register under the 1933 Act or the 1934 Act, as applicable, the SpinCo Common Stock to be distributed in the Distribution (together with all supplements, amendments, prospectuses and/or information statements, the “SpinCo Registration Statement” and, together with the Parent Registration Statement, the “Registration Statements”), and (iii) if the Distribution is effected in whole or in part as an exchange offer, the Company shall prepare and file with the SEC, when and as required, a Schedule TO and other filings pursuant to Rule 13e-4 under the 1934 Act (collectively, the “Schedule TO”). Each of the Company, SpinCo, Parent and Merger Sub shall use its reasonable best efforts to have the Registration Statements filed with the SEC declared effective under the 1933 Act or become effective under the 1934 Act, as applicable, as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the holders of Parent Common Stock as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the Parent Registration Statement is declared effective. Each of Parent and SpinCo and the Company shall also take any action required to be taken under any applicable state securities laws in connection with, in the case of Parent, the Parent Share Issuance and, in the case of the Company, the issuance and distribution of the SpinCo Common Stock in the Distribution and, if applicable, the exchange of SpinCo Common Stock pursuant to the Exchange Offer. The parties hereto shall cooperate in preparing and filing with the SEC the Proxy Statement, the Registration Statements, the Schedule TO and any necessary amendments or supplements thereto. Parent and Merger Sub shall furnish all information concerning Parent and its Subsidiaries, and the Company and SpinCo shall furnish all information concerning the Company, SpinCo, the Tiger Business and the Transferred Subsidiaries, as may be reasonably requested by the other parties hereto in connection with the preparation, filing and distribution of the Proxy Statement, the Registration Statements, the Schedule TO and any necessary amendments or supplements thereto. None of the Proxy Statement, the Registration Statements, the Schedule TO or any amendment or supplement thereto shall be filed or mailed to stockholders without the written consent of all of the parties hereto (such consent not to be unreasonably withheld, conditioned or delayed), except as required by Applicable Law or in connection with an Adverse Recommendation Change in accordance with Section 7.04; provided that neither Parent nor Merger Sub shall have any right to consent to the filing of the Schedule TO or any amendment or supplement thereto to the extent the terms thereof are consistent with Article 3 of the Separation Agreement.

(b)	The Proxy Statement shall (i) state that the Parent Board has approved this Agreement and the transactions contemplated hereby and approved the Parent Share Issuance and the Parent Charter Amendment, and (ii) include the Parent Board Recommendation (except to the extent that Parent effects an Adverse Recommendation Change in accordance with Section 7.04).
(c)	Parent and the Company, as applicable, shall advise the other promptly after receiving oral or written notice of (i) the time when a Registration Statement has become effective or any supplement or amendment to the Proxy Statement or a Registration Statement has been filed, (ii) the issuance of any stop order, (iii) the suspension of the qualification for offering or sale in any jurisdiction of the Parent Common Stock issuable in connection with the Merger or the SpinCo Common Stock issuable in connection with the Distribution, or (iv) any oral or written request by the SEC for amendment of the Proxy Statement, a Registration Statement or the Schedule TO or SEC comments thereon or requests by the SEC for additional information. Parent and the Company shall promptly provide each other with copies of any written communication from the SEC and convey to each other summaries of any oral communications with the SEC, in each case, with respect to the Proxy Statement, the Registration Statements or the Schedule TO and shall cooperate to prepare appropriate responses thereto (and will provide each other with copies of any such responses given to the SEC) and make such modifications to the Proxy Statement, the Registration Statements and the Schedule TO as shall be reasonably appropriate.
(d)	If, at any time prior to the Effective Time, any event or circumstance shall be discovered by a party hereto that should be set forth in an amendment or a supplement to a Registration Statement, the Proxy Statement or the Schedule TO so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall promptly inform the other parties hereto and the parties hereto shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to stockholders.
(e)	In connection with the filing of the Proxy Statement, the Registration Statements, the Schedule TO and other SEC filings contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to (i) cooperate with the other to prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for such filings, including the requirements of Regulation S-X and (ii) provide and make reasonably available upon reasonable notice the senior management employees of the Company or Parent, as the case may be, to discuss the materials prepared and delivered pursuant to this Section 8.02(e).

Section 8.03.   Public Announcements.   Parent, the Company, SpinCo and Merger Sub shall use their reasonable best efforts to consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as either Parent or the Company may determine is required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 8.04.   Further Assurances.   At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of SpinCo or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of SpinCo or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of SpinCo acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.   Notices of Certain Events.   Each of the Company and Parent shall promptly notify the other of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(b)	any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(c)	any Actions commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Tiger Business or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement.

Section 8.06.   Confidentiality.   Subject to Section 8.11(d), the terms of the Confidentiality Agreement are incorporated herein by reference and shall continue in full force and effect until the later of (a) the expiration of the Confidentiality Agreement in accordance with its terms and (b) the second anniversary of the date hereof; provided, however, that, upon the Closing, the confidentiality obligations of Parent contained in the Confidentiality Agreement shall terminate in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Tiger Business. Parent and the Company agree that the terms of the Confidentiality Agreement are hereby amended by the preceding sentence and Section 8.11(d).

Section 8.07.   Tax Matters.   (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-2(g) and 1.368-3 and the parties hereto hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to ensure the Tax-Free Status of the External Transactions, including causing each of the Distribution and the Merger to qualify, and will not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status of the External Transactions, including preventing the Distribution from qualifying as a distribution to which Section 355(a) of the Code applies or the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, none of the Company, the Surviving Corporation, Parent nor any of their respective Affiliates shall knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Distribution to fail to qualify as a distribution to which Section 355(a) of the Code applies or the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise prevent the parties from achieving the Tax-Free Status of the External Transactions. Notwithstanding the foregoing, neither the taking of any action expressly required to be taken by, nor the failure to take any action expressly prohibited by, this Agreement, the Separation Agreement, the Tax Matters Agreement or the Ancillary Agreements shall be a breach of this Section 8.07(a).

(b)	Parent and the Company shall cooperate and use their respective reasonable best efforts in order for (i) Parent to obtain the opinion of Parent Tax Counsel (or, if Parent Tax Counsel is unwilling or unable to issue the opinion, a written opinion of an Alternative Tax Counsel reasonably acceptable to Parent and the Company), in form and substance reasonably acceptable to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters and on the assumption that the conclusion in clause (iii) of this Section 8.07(b) is correct, for U.S. federal income Tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and SpinCo will be a party to the reorganization within the meaning of Section 368(b) of the Code (the “Parent Merger Tax Opinion”); (ii) the Company to obtain the opinion of Company Tax Counsel (or, if Company Tax Counsel is unwilling or unable to issue the opinion, a written opinion of an Alternative Tax Counsel reasonably acceptable to Parent and the Company), in form and substance reasonably acceptable to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters and on the assumption that the conclusion in clause (iii) of this Section 8.07(b) is correct, for U.S. federal income Tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and SpinCo will be a party to the reorganization within the meaning of Section 368(b) of the Code (the “Company Merger Tax Opinion”); (iii) the Company to obtain the opinion of Company Tax Counsel (or a written opinion of an Alternative Separation Opinion Tax Counsel in the event that either (x)(I) the Ruling has been received but (II) Company Tax Counsel is unwilling or unable to issue the opinion or (y)(I) the Ruling has not been received and the transaction is required to be restructured pursuant to Section 8.07(f) but (II) Company Tax Counsel is unwilling or unable to issue the opinion with respect to such restructured transaction), in form and substance reasonably acceptable to the Company, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, as to the Tax-Free Status of the External Transactions, including that for U.S. federal income Tax purposes, (A) the SpinCo Transfer and Distribution, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and each of the Company and SpinCo will be a party to the reorganization within the meaning of Section 368(b) of the Code and (B) the Distribution, as such, will qualify as a distribution of the SpinCo Common Stock to the Company’s shareholders pursuant to Section 355(a) of the Code (the “Company Separation Tax Opinion” and, together with the Company Merger Tax Opinion, the “Company RMT Tax Opinions”); and (iv) any Tax opinions required to be filed with the SEC in connection with the filing of the Registration Statement to be timely filed. In the event that any party becomes aware of any fact that may be inconsistent with the Tax-Free Status of the External Transactions, such party shall, as soon as practicable, notify the other parties of such fact.

(c)	Parent, the Company and SpinCo, and others, if required, shall execute and deliver to Company Tax Counsel, Parent Tax Counsel, an Alternative Tax Counsel or an Alternative Separation Opinion Tax Counsel, as the case may be, the Tax Representation Letters as of (i) the Closing Date and (ii) the date for filing any Tax opinion required to be filed with the SEC in connection with the filing of either of the Registration Statements; provided, however, that (x) it shall not be a breach of this Section 8.07(c) if a Person is unable to make a representation by reason of the fact that such Person does not believe such representation to be accurate and (y) each of the Company and Parent, respectively, shall be entitled to a reasonable amount of time to provide the other party with written comments to the Tax Representation Letters in support of the Company RMT Tax Opinions and the Parent Merger Tax Opinion, respectively.
(d)	Immediately prior to the Closing, the Company shall, or shall cause SpinCo to, deliver to Parent (i) a certificate from SpinCo, dated as of the Closing Date and prepared in accordance with Treasury Regulations sections 1.897-2(h) and 1.1445-2(c)(3), stating that equity interests in SpinCo are not “United States real property interests,” together with (ii) notice of such certificate to the IRS in accordance with Treasury Regulations section 1.897-2(h) (which notice shall be mailed to the IRS by SpinCo following the Closing in accordance with Treasury Regulations section 1.897-2(h)), in case of clause (i) and (ii), in form and substance reasonably acceptable to Parent.
(e)	Section 3 of the Form of Tax Matters Agreement is hereby incorporated in and made a part of this Agreement as if set forth in full herein.
(f)	In the event that the Ruling has not been obtained at the time that all of the conditions set forth in Article 9 (other than the Company Separation Tax Opinion Condition) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions or, with respect to conditions that by their nature are to be satisfied at the Closing, are able to be satisfied at such time (the date on which such time occurs, as mutually agreed in good faith by the parties, the “Restructuring Commencement Date”), then (x) the Company shall distribute (and not retain) such number of shares of SpinCo Common Stock as would permit the Company Separation Tax Opinion to be issued without receipt of the Ruling, and (y) if and to the extent consistent with the satisfaction of the Company Separation Tax Opinion Condition, the Company and Parent shall modify the Internal Reorganization such that the amount of the Basis Adjustments (as defined in the Form of Tax Matters Agreement) approximates as closely as reasonably possible the amount of Basis Adjustments that would have resulted if the Section 336(e) Elections (as defined in the Form of Tax Matters Agreement) had been made (and the parties agree to negotiate in good faith any amendments to this Agreement, the Separation Agreement and any Ancillary Agreement that are necessary or appropriate as a result of the foregoing restructuring and/or modification); provided that, if Company Tax Counsel, after consulting with Parent Tax Counsel, reasonably determines that the Ruling will be obtained within 30 days following the Restructuring Commencement Date and delivers to Parent a written notice to this effect, then the Restructuring Commencement Date shall, on a single occasion, be postponed for 30 days.

(g)	Except as otherwise expressly provided herein, this Agreement shall not govern Tax matters (including any administrative, procedural and related matters thereto), which shall be exclusively governed by the Tax Matters Agreement.

Section 8.08.   Section 16 Matters.   Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to SpinCo and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.09.   Control of other Party’s Business.   Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct any of the operations of Parent or its Subsidiaries prior to the Closing. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct any of the operations of the Company, SpinCo, the Transferred Subsidiaries or the Tiger Business prior to the Closing. Prior to the Closing, each of the Company, SpinCo, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its own operations.

Section 8.10.   Further Actions.   (a) Subject to the terms and conditions hereof, the parties hereto shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under Applicable Law to execute and deliver the Ancillary Agreements and such other documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement. Prior to the Closing, (i) SpinCo shall not waive compliance with any of the agreements or conditions contained in the Separation Agreement without the prior written consent of Parent; and (ii) any consent, approval, authorization or similar action to be taken by SpinCo under the Separation Agreement shall be subject to the prior written consent of Parent.

(b)	Subject to the applicable terms of the Separation Agreement, from time to time after the Closing, without additional consideration, each party hereto shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another party hereto to make effective the transactions contemplated by this Agreement and the Separation Agreement.
(c)	Following the Closing, Parent shall take all action necessary to cause SpinCo and the Transferred Subsidiaries to perform their respective obligations under the Ancillary Agreements.
(d)	From and after the Closing Date, the Company shall take such reasonable steps and actions, upon Parent’s reasonable request and at Parent’s sole cost and expense, to assist Parent in making any corrective changes of ownership filings and records with all applicable patent, trademark, and copyright offices and domain name registrars and other similar authorities (“Corrective Changes”) as may be necessary to correct any break or discrepancy in the chain of title for any material registered Tiger Intellectual Property Rights, including executing and delivering any applicable documents to effect any such Corrective Change. From and after the Closing, at Parent’s sole cost and expense, Parent shall be responsible for recording, and upon Parent’s reasonable request, the Company shall cooperate with SpinCo and the Transferred Subsidiaries to record, the assignment of any applicable Tiger Intellectual Property Rights to the applicable Transferred Subsidiary or Subsidiary of Parent.

Section 8.11.   Financing.   (a) Subject to Section 8.11(b)(ii), Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange as promptly as reasonably practicable prior to the Closing (i) the Financing on the terms and conditions set forth in the Parent Commitment Letter (including any “market flex” provisions included in the Fee Letters) or on such other terms that would not be prohibited by Section 8.11(b) or (ii) in the event all or any portion of the Financing pursuant to the Parent Commitment Letter becomes unavailable (other than as a result of the existence of Parent Financing permitted pursuant to Section 8.11(b)(ii)), the Alternative Financing on the terms and conditions set forth in the Alternative Commitment Letter (including any “market flex” provisions included in any fee letter relating thereto) or on such other terms as would not be prohibited by Section 8.11(b)). Subject to Section 8.11(b)(ii), Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to (A) maintain the Parent Commitment Letter in effect until the earlier of the initial funding of the Financing or the effectiveness of the Financing Agreements (as defined below), (B) negotiate definitive agreements with respect to the Financing, on the terms and conditions contained in the Parent Commitment Letter (including any “market flex” provisions included in the Fee Letters) or on such other terms that would not be prohibited by Section 8.11(b) (the “Financing Agreements”), and upon the effectiveness thereof, maintain the Financing Agreements in effect until the initial funding of the Financing, (C) comply with the obligations that are set forth in the Parent Commitment Letter that are applicable to Parent or any Subsidiary of Parent and satisfy on a timely basis all conditions precedent to the availability of the Financing set forth in the Parent Commitment Letter and the Financing Agreements that are within its control, and (D) fully enforce the rights of Parent under the Parent Commitment Letter and the Financing Agreements. In the event the Financing in the amounts set forth in the Parent Commitment Letter or the Financing Agreements, or any portion thereof, becomes unavailable, or it becomes reasonably likely that it may become unavailable, on the terms and conditions contemplated in the Parent Commitment Letter (including any “market flex” provisions included in the Fee Letters) or the Financing Agreements (in each case, other than as a result of the existence of Parent Financing permitted pursuant to Section 8.11(b)(ii)), Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain promptly alternative financing, from the same or alternative financing sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Parent or its applicable Subsidiary to pay all of the Financing Obligations (the “Alternative Financing”) and which Alternative Financing shall not contain conditions precedent to the funding thereof that are less favorable to Parent than the conditions precedent with respect to the Financing set forth in the Parent Commitment Letter and to obtain, and, when obtained, to provide promptly to the Company a copy of, a new financing commitment that provides for such Alternative Financing (the “Alternative Commitment Letter”) and to negotiate definitive agreements with respect thereto on the terms and conditions contained therein (the “Alternative Financing Agreements”); provided that the terms of any Alternative Financing must be (x) consistent with the Tax-Free Status, as reasonably determined by the Company, and (y) subject to written approval by the Company, whose approval shall not be unreasonably withheld or delayed. In the event any Alternative Financing is obtained, any reference in this Agreement to “Financing” shall include such Alternative Financing, any reference to “Parent Commitment Letter” shall include the Alternative Commitment Letter with respect to such Alternative Financing, any reference to “Lenders” shall include the financial institutions providing such Alternative Financing, and any reference to “Financing Agreements” shall include any definitive agreements with respect to such Alternative Commitment Letter, and all obligations of each party pursuant to this Section 8.11 shall be applicable thereto to the same extent as such party’s obligations, as the case may be, with respect to the Financing.

(b)	(i) Without limitation of the obligations of Parent under this Agreement, Parent shall give the Company prompt written notice upon it or any of its Subsidiaries obtaining knowledge of (w) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Parent Commitment Letter or the Financing Agreements; (x) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Lenders; (y) any material dispute or disagreement between or among any of the parties to the Parent Commitment Letter or the Financing Agreements relating to, or otherwise potentially affecting, the amount or the availability of the Financing on the Closing Date or satisfaction of the conditions thereunder; and (z) any amendment or modification of, or waiver under, the Parent Commitment Letter or the Financing Agreements. Parent shall give the Company prompt written notice if for any reason it believes in good faith that Parent will not be able to timely obtain all or any portion of the Financing on the terms and in the manner or from the sources contemplated by the Parent Commitment Letter or the Financing

Agreements (other than as a result of the existence of Parent Financing permitted pursuant to Section 8.11(b)(ii)). Parent shall keep the Company informed in reasonable detail of the status of its efforts to arrange the Financing, including by providing copies of then-current drafts of the Financing Agreements and providing copies of all definitive Financing Agreements, in each case, upon reasonable request (in each, case, excluding any provisions related solely to fees, economic terms, “market flex” provisions and other customarily redacted provisions set forth therein so long as such redacted information does not contain terms relating to the conditionality or availability of the Financing or the aggregate amount of the financing). Subject to Section 8.11(b)(ii), Parent shall not, without the prior written consent of the Company, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Parent Commitment Letter in a manner that: (i) adds new or expands upon the conditions precedent to the funding of the Financing as set forth in the Parent Commitment Letter, (ii) would reduce the aggregate amount of the Financing provided for under the Parent Commitment Letter, (iii) would limit the rights and remedies of Parent as against the Lenders or (iv) would otherwise prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements; provided, that notwithstanding the foregoing, (x) Parent may implement or exercise any of the “market flex” provisions exercised by the Lenders in accordance with the Fee Letters as of the date hereof (or, in respect of any Alternative Financing, in accordance with the “market flex” provisions exercised by the Lenders in accordance with any fee letter relating thereto) and (y) additional lenders and financing sources, and Affiliates thereof, may be added (including in replacement of a Lender) to the Parent Commitment Letter (or all or a portion of the commitments may be assigned to new or existing lenders and financing sources) after the date hereof or thereof and Parent may reallocate commitments or assign or re-assign titles and roles to or among parties to the Parent Commitment Letter.

(ii)	Notwithstanding anything contained elsewhere in this Section 8.11 or elsewhere in this Agreement, Parent shall have the right (i) to substitute the proceeds of consummated equity offerings or debt offerings or incurrences of debt for all or any portion of the Financing contemplated by the Parent Commitment Letter by reducing commitments under the Parent Commitment Letter by an amount not in excess of such proceeds, provided that (A) to the extent any such equity or debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of (x) the Closing Date, (y) the termination of this Agreement and (z) the End Date and (B) the conditions to the use of such proceeds shall be no more restrictive than the conditions precedent to the availability of the Financing set forth in the Parent Commitment Letter, or (ii) to substitute commitments in respect of other financing for all or any portion of the Financing from the same or alternative bona fide third party financing sources, provided that such other financing (A) does not contain conditions precedent to the funding thereof that are less favorable to Parent than the conditions precedent with respect to the Financing set forth in the Parent Commitment Letter, (B) would not reasonably be expected to prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement, the Separation Agreement and the Ancillary Agreements (including not having conditions to the use of such proceeds more restrictive than the conditions set forth in the Parent Commitment) and (C) would not adversely affect the ability of Parent to enforce its rights against other parties to the Parent Commitment Letter or the Financing Agreements (any such financing pursuant to the foregoing clauses (i) and (ii), the “Parent Financing”), provided that the proceeds from any such Parent Financing shall be held as unrestricted cash until the earliest of (x) the Closing Date, (y) the termination of this Agreement and (z) the End Date. For purposes of this Section 8.11, it being understood, for the avoidance of doubt, that the Parent Financing may include any offering of securities or incurrence of loans or any combination thereof.

(c)	Prior to the Closing, the Company shall (and shall cause its Subsidiaries to) use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, the cooperation reasonably requested by Parent that is necessary, proper or customary in connection with the arrangement and consummation of the Financing or the Parent Financing, as applicable. Such cooperation shall include:
(i)	furnishing to Parent, as promptly as practicable following Parent’s request, with such pertinent and customary reasonably available information necessary to syndicate or complete the underwriting or private placement of the Financing or the Parent Financing, as applicable, as may be reasonably requested by Parent regarding the business, operations, financial projections and prospects of the Tiger Business as is customary for investment grade public companies in connection with the arrangement or marketing of financings such as the Financing or the Parent Financing, as applicable;
(ii)	furnishing to Parent the Audited Financial Statements and the Interim Financial Statements, as set forth in Section 6.05;
(iii)	reasonably assisting Parent in the preparation of pro forma financial statements in accordance with Article 11 of Regulation S-X under the 1933 Act and other financial data and financial information of the Tiger Business and, if applicable, SpinCo necessary to syndicate or complete the underwriting or private placement of the Financing or the Parent Financing, as applicable;
(iv)	using reasonable best efforts to (A) obtain from the independent accountants for the Tiger Business customary accountants’ comfort letters (including customary negative assurance comfort, including change period comfort) and consents of accountants to the use of their reports and to be named as an “Expert” in any materials relating to the Financing or the Parent Financing, as applicable, and (B) cause the independent accountants for the Tiger Business to provide customary assistance and cooperation in the Financing or the Parent Financing, as applicable, including using reasonable best efforts to cause such accountants to participate in a reasonable number of drafting sessions and accounting due diligence sessions;
(v)	participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners, underwriters or agents for, and prospective lenders and purchasers of, the Financing or the Parent Financing, as applicable, and senior management and Representatives, with appropriate seniority and expertise, of the Company, SpinCo and their respective Subsidiaries), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing or the Parent Financing, as applicable, at times and dates reasonably acceptable to the Company, SpinCo and their respective Subsidiaries;
(vi)	reasonably assisting with the preparation of customary offering documents (including assistance in creating usual and customary “public versions” of the foregoing), including confidential information memoranda, private placement memoranda and offering memoranda, and materials for rating agency presentations, lender and investor presentations, bank syndication materials, roadshow presentations and similar documents required in connection with the Financing or the Parent Financing, as applicable, by providing information about the Tiger Business reasonably available to the Company, SpinCo and their respective Subsidiaries;
(vii)	taking customary corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent that are necessary to authorize and permit the consummation of the Financing or the Parent Financing, as applicable;
(viii)	providing such customary assistance with the preparation of any credit or loan agreements, purchase agreements, indentures, and other related definitive financing documents as may be reasonably requested and facilitating in the provision of guarantees and collateral of SpinCo and the Transferred Subsidiaries, in each case, related to the Financing or the Parent Financing, as applicable, and obtaining releases of existing Liens, in each case to be effective no earlier than the Effective Time;
(ix)	[reserved];

(x)	cooperating with the Lender Related Parties’ due diligence, to the extent reasonable;
(xi)	as soon as practicable, furnishing written notice to Parent if any of the Company, SpinCo or their respective Subsidiaries shall have knowledge of (A) any facts as a result of which a restatement of any of the Audited Financial Statements or the Interim Financial Statements for such financial statements to comply with GAAP is probable or (B) independent accountants for SpinCo or the Tiger Business withdrawing any audit opinion with respect to the Audited Financial Statements; and
(xii)	providing within five Business Days after any request therefor from Parent, all documentation and other information about SpinCo and the Tiger Business required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least 10 Business Days prior to the anticipated closing of the Financing or the Parent Financing, as applicable.

Notwithstanding anything to the contrary in this Section 8.11(c), no action contemplated in this Section 8.11(c) shall be required if any such action shall: (I) unreasonably disrupt or interfere with the business or ongoing operations of the Company, SpinCo and their respective Subsidiaries; (II) cause any representation or warranty or covenant contained in this Agreement to be breached; (III) involve the entry into any Financing Agreement or any other binding commitment by the Company, SpinCo or any of their respective Subsidiaries that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than customary management representation letters to accountants in connection with the delivery of comfort letters); (IV) require the Company, SpinCo or any of their respective Subsidiaries or any of their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions that would be effective prior to the Closing; (V) require the Company or any of its Subsidiaries to pay any out-of-pocket fees or expenses prior to the Closing that are not promptly reimbursed by Parent as set forth in Section 8.11(e), (VI) cause any director, officer or employee of the Company, SpinCo or any of their respective Subsidiaries to incur any personal liability; (VII) require the Company, SpinCo or any of their respective Subsidiaries to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of guarantees and collateral in connection with the Financing or the Parent Financing other than those related to SpinCo and the Transferred Subsidiaries that shall not become effective prior to the Closing; or (VIII) except as necessary to give effect to the items expressly contemplated in this Section 8.11(c) and without limiting clauses (III) and (VII) above, require the Company, SpinCo or any of their respective Subsidiaries to execute and deliver any documentation related to the Financing or the Parent Financing, as applicable. The Company hereby consents to the use of SpinCo’s and the Transferred Subsidiaries’ logos in connection with the Financing or the Parent Financing, as applicable, and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective intellectual property rights.

(d)	All non-public or otherwise confidential information regarding the Tiger Business obtained by Parent or its Representatives pursuant to this Section 8.11 shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Any Lender Related Parties who receive non-public or otherwise confidential information as provided in the first sentence of this Section 8.11(d) will be deemed to be Representatives of Parent for purpose of the obligations in such sentence. Notwithstanding any other provision set forth herein, in the Confidentiality Agreement or in any other agreement between the Company and Parent (or their respective Affiliates), the Company agrees that Parent may share information with respect to SpinCo, the Transferred Subsidiaries and the Tiger Business with the Lender Related Parties, and that (i) Parent and such Lender Related Parties may share such information (A) with potential financing sources in connection with any marketing efforts for the Financing or the Parent Financing, as applicable; provided, however, that the recipients of such information and any other information contemplated to be provided by Parent or any of its Subsidiaries pursuant to this Section 8.11, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda, or (B) insofar as is necessary to comply with all applicable disclosure laws and regulations in connection with any offering of securities, and (ii) such Lender Related Parties may disclose such information in accordance with the confidentiality provisions set forth in the Parent

Commitment Letter or the engagement letter dated the date of this Agreement between Goldman Sachs & Co. LLC and Parent (or the terms substantially similar to those in the Parent Commitment Letter or such engagement letter); provided, further, that Parent shall be responsible to the Company for any breach by any Lender Related Parties of (x) the obligations in the first sentence of this Section 8.11(d) or (y) the confidentiality provisions set forth in the immediately preceding clause (ii).

(e)	Parent shall, and shall cause its Subsidiaries to, (i) promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with cooperation provided for in this Section 8.11 and (ii) promptly indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments and penalties (including reasonable and documented attorneys’ fees and expenses) actually suffered or incurred by them in connection with the arrangement or consummation of the Financing or the Parent Financing, as applicable, except to the extent any such liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments or penalties arise out of or result from fraud or willful misconduct by any of the Company, its Subsidiaries or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.
(f)	Parent shall, and shall cause its Subsidiaries to, reasonably cooperate with the Company in connection with the preparation of all documents and the making of all filings required in connection with the Exchange Offer, including by taking all such other actions as are required of the Company pursuant to Section 8.11(c), which shall, together with Section 8.11(d), apply mutatis mutandis with respect to the cooperation by Parent and its Subsidiaries in connection with the Exchange Offer by the Company.
(g)	Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 9.02(a)(i), as it applies to the Company’s and SpinCo’s obligations under this Section 8.11, shall be deemed satisfied unless there has been a willful and material breach by the Company or SpinCo of its obligations under this Section 8.11 and such willful and material breach has been the primary cause of the Financing or Parent Financing not being obtained.

ARTICLE 9
Conditions to the Merger

Section 9.01.   Conditions to the Obligations of Each Party.   The obligations of the Company, SpinCo, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent and the Company) of the following conditions:

(a)	the Internal Reorganization, the Direct Sale and the Distribution shall have been consummated in all material respects in accordance with the Separation Agreement;
(b)	each Registration Statement, to the extent required, shall have been declared effective by the SEC under the 1933 Act or have become effective under the 1934 Act, as applicable, and no stop order suspending the effectiveness of either Registration Statement shall have been issued by the SEC and no litigation, suit, proceeding or action for such purpose shall be pending before the SEC;
(c)	the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;
(d)	the Parent Stockholder Approval shall have been obtained;
(e)	any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;
(f)	all material actions by, consents or approvals of, or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing shall have been taken, made or obtained, including the governmental authorizations set forth in Section 9.01(f) of the SpinCo Disclosure Schedule, and shall be in full force and effect; and
(g)	no court of competent jurisdiction or other Governmental Authority shall have enacted or issued any Applicable Law that is still in effect restraining, enjoining or prohibiting the Internal Reorganization, the Direct Sale, the Distribution or the Merger.

Section 9.02.   Conditions to the Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a)	(i) each of the Company and SpinCo shall have performed in all material respects all of its obligations hereunder required to be performed by it prior to the Effective Time, (ii) (A) the representations and warranties contained in Section 4.01(a), Section 4.02, Section 4.05 and Section 4.21 (disregarding all materiality, Tiger Material Adverse Effect and similar qualifications contained therein) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties in Article 4 (disregarding all materiality, Tiger Material Adverse Effect and similar qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;
(b)	Parent shall have received (i) the Parent Merger Tax Opinion from Parent Tax Counsel or an Alternative Tax Counsel, which opinion shall not have been withdrawn or modified in any material respect, and (ii) copies of the Company RMT Tax Opinions;
(c)	The Company and SpinCo (or a Subsidiary thereof) shall have entered into each applicable Ancillary Agreement and each such agreement shall be in full force and effect;
(d)	since the date of this Agreement, there shall not have occurred any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Tiger Material Adverse Effect; and
(e)	(i) The Company shall have delivered to Parent the Initial Audited Financial Statements and (ii) the Initial Audited Financial Statements shall not differ from the applicable Tiger Unaudited Financial Statements in a manner that is material to the intrinsic value (determined in a manner consistent with appropriate valuation methodologies) of the Tiger Business in a manner that is adverse (excluding any differences resulting from (x) any changes in the amount of goodwill or intangible assets and (y) the matters described on Section 9.02(e) of the SpinCo Disclosure Schedule); provided that Parent shall be deemed to have irrevocably waived the condition set forth in this Section 9.02(e) if it does not exercise its right to terminate this Agreement pursuant to Section 10.01(c)(ii) within 20 Business Days following the Company’s delivery of the Initial Audited Financial Statements.

Section 9.03.   Conditions to the Obligations of the Company and SpinCo.   The obligations of the Company and SpinCo to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a)	(i) each of Parent and Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it prior to the Effective Time, (ii) (A) the representations and warranties contained in Section 5.01(a), Section 5.02, Section 5.05, Section 5.22 and Section 5.24 (disregarding all materiality, Parent Material Adverse Effect and similar qualifications contained therein) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all materiality, Parent Material Adverse Effect and similar qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b)	The Company shall have received (i) (x) the Company Merger Tax Opinion from Company Tax Counsel or an Alternative Tax Counsel and (y) the Company Separation Tax Opinion from Company Tax Counsel or, in the event that Company Tax Counsel is unable or unwilling to provide the Company Separation Tax Opinion (in which case, the Company shall so inform Parent in writing), an Alternative Separation Opinion Tax Counsel (the “Company Separation Tax Opinion Condition”), in each case, which shall not have been withdrawn or modified in any material respect, and (ii) a copy of the Parent Merger Tax Opinion;
(c)	Parent (or a Subsidiary thereof) shall have entered into each applicable Ancillary Agreement and each such agreement shall be in full force and effect;
(d)	since the date of this Agreement, there shall not have occurred any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and
(e)	the Direct Sale Purchase Price shall have been received by the Company.

ARTICLE 10
Termination

Section 10.01.   Termination.   This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)	by mutual written agreement of the Company and Parent;
(b)	by either the Company or Parent, if:
(i)	the Merger has not been consummated on or before the one-year anniversary of the date of this Agreement (as it may be extended in accordance with this Section 10.01(b)(i), the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to (i) any party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred by such time or (ii) Parent at a time when the Company is permitted to terminate this Agreement pursuant to Section 10.01(d)(iv); provided, further, that if, as of three Business Days prior to the End Date, one or more of the conditions to the Closing set forth in Section 9.01(e), Section 9.01(f) or Section 9.01(g) (if the Applicable Law relates to any of the matters referenced in Section 9.01(e) or Section 9.01(f)) shall not have been satisfied, but all other conditions to the Closing (other than (i) Section 9.01(a) and Section 9.03(e) and (ii) those conditions which by their terms or nature are to be satisfied at the Closing; provided that any conditions not so satisfied are capable of being satisfied promptly if the Closing were to occur) have been satisfied, then the End Date shall be extended to the 15-month anniversary of the date of this Agreement, if either the Company or Parent notifies the other party in writing on or prior to the one-year anniversary of the date of this Agreement of its election to so extend the End Date;
(ii)	any Governmental Authority shall have issued any order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or the Separation Agreement, and such order, decree or judgment shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the imposition of any such order, decree or judgment; or
(iii)	at the Parent Stockholder Meeting (including any adjournment or postponement thereof), the Parent Stockholder Approval shall not have been obtained; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available to Parent unless Parent has complied with all of its obligations under Section 7.03 in all material respects;
(c)	by Parent, if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or SpinCo set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the

Company or SpinCo within 45 days following written notice to the Company from Parent of such breach or failure to perform (which notice must reference this Section 10.01(c)(i)); provided that neither Parent nor Merger Sub is then in breach of this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.03 not to be satisfied; or

(ii)	the condition set forth in Section 9.02(e)(ii) is not satisfied upon the delivery to Parent of the Initial Audited Financial Statements, and Parent exercises its right of termination under this Section 10.01(c)(ii) within 20 Business Days of such delivery; or
(d)	by the Company, if:
(i)	an Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the Parent Board shall have failed to reaffirm the Parent Board Recommendation as promptly as reasonably practicable (but in any event within five Business Days) after receipt of any written request to do so from the Company;
(ii)	there shall have been a breach of Section 7.03, Section 7.04 or Section 8.02(b) (in each case except for de minimis breaches that are promptly cured, if such breach is curable);
(iii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent or Merger Sub within 45 days following written notice to Parent from the Company of such breach or failure to perform (which notice must reference this Section 10.01(d)(iii)); provided that neither the Company nor SpinCo is then in breach of this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.02 not to be satisfied;
(iv)	all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than (i) Section 9.01(a) and (ii) those conditions which by their terms or nature are to be satisfied at the Closing; provided that any conditions not so satisfied are capable of being satisfied promptly if the Closing were to occur), the Company has given written notice to Parent that it is prepared to consummate the Internal Reorganization, the Distribution and the Closing if the Direct Sale occurs and the Direct Sale does not occur within two Business Days of such written notice as a result of Direct Sale Purchaser’s failure to pay the Direct Sale Purchase Price; provided that during such two Business Day period, Parent shall not be permitted to terminate this Agreement pursuant to Section 10.01(b)(i); or
(v)	if (A) any Governmental Authority shall have issued any order, decree or judgment in respect of the matters referenced in Section 9.01(e) or Section 9.01(f) restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement or the Separation Agreement which order, decree or judgment shall not have become final and non-appealable and (B) within 30 days of such order, decree or judgment first being in effect, Parent shall not have instituted appropriate proceedings seeking, or thereafter shall not be using reasonable best efforts, to have such order, decree or judgment vacated, lifted, reversed, overturned or terminated.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.   Effect of Termination.   If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that, if such termination shall result from a willful and material breach by any party, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such breach; provided, further, that Parent shall be deemed to have willfully and materially breached its obligation to consummate the Closing if the Company terminates this Agreement pursuant to Section 10.01(d)(iv). The provisions of this Section 10.02 and Section 6.04(b), Section 7.09(b), Section 8.06, Section 8.11(d) (first sentence), Section 8.11(e), Section 10.03, Section 11.06, Section 11.07, Section 11.08 and Section 11.14 shall survive any termination hereof pursuant to Section 10.01.

Section 10.03.   Fees and Expenses.   (a) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i) or Section 10.01(d)(ii), then Parent shall pay to the Company in immediately available funds $300 million (the “Termination Fee”) within one Business Day after such termination.

(b)	If (i) this Agreement is terminated (x) by Parent or the Company pursuant to Section 10.01(b)(i) (if the Parent Stockholder Approval has not theretofore been obtained) or Section 10.01(b)(iii) or (y) by the Company pursuant to Section 10.01(d)(iii), (ii) prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Parent Board, the management of Parent or the stockholders of Parent and (iii) within 12 months following the date of such termination, Parent shall have entered into a definitive agreement with respect to, or recommended to its stockholders, any Acquisition Proposal or any Acquisition Proposal shall have been consummated (provided that for purposes of this clause (iii), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then Parent shall pay to the Company in immediately available funds, concurrently with the occurrence of the applicable event described in clause (iii), the Termination Fee less the amount of any Expenses reimbursed by Parent pursuant to Section 10.03(d).
(c)	If this Agreement is terminated pursuant to (x) Section 10.01(b)(i) or Section 10.01(b)(ii) (in the case of Section 10.01(b)(ii), solely in respect of any order, decree or judgment in respect of the matters referenced in Section 9.01(e) or Section 9.01(f)) and, at the time of such termination, one or more of the conditions to the Closing set forth in Section 9.01(e), Section 9.01(f) or Section 9.01(g) (if the Applicable Law relates to any of the matters referenced in Section 9.01(e) or Section 9.01(f)) shall not have been satisfied, but all conditions to the Closing set forth in Section 9.02 (other than those conditions which by their terms or nature are to be satisfied at the Closing; provided that any conditions not so satisfied are capable of being satisfied promptly if the Closing were to occur) have been satisfied or waived, (y) Section 10.01(d)(iii) (in respect of a breach of Section 8.01 in connection with efforts to obtain antitrust approvals) or (z) Section 10.01(d)(v), then Parent shall pay to the Company in immediately available funds the Termination Fee within one Business Day after such termination.
(d)	If this Agreement is terminated pursuant to Section 10.01(b)(iii), Parent shall reimburse the Company and SpinCo and their respective Affiliates (by wire transfer of immediately available funds), no later than two Business Days after submission of written documentation therefor, for 100% of their Expenses, up to an aggregate maximum reimbursement of $40 million.
(e)	Except as otherwise specifically provided herein (including in Section 8.11(e) and this Section 10.03), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
(f)	The parties hereby acknowledge and agree that: (i) the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; and (ii) any Termination Fee payable to the Company by Parent pursuant to Section 10.03(a), Section 10.03(b) or Section 10.03(c) is not a penalty, but is liquidated damages in an amount that shall compensate the Company for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance upon this Agreement and on the expectation of the consummation of the transactions contemplated herein, and for the liability suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination. If Parent fails to pay any amount due to the Company pursuant to this Section 10.03 by the date required hereby, it shall also pay any costs and expenses reasonably incurred by the Company or SpinCo in connection with a legal action to enforce this Agreement that results in a judgment against Parent, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.
(g)	The parties acknowledge and agree that in no event shall Parent be required to pay more than one Termination Fee.

ARTICLE 11
Miscellaneous

Section 11.01.   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and e-mail transmission, so long as a receipt of such e-mail is requested and received) and shall be given:

if to Parent, Merger Sub or, following the Closing, SpinCo, to:

Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, Pennsylvania
Attention:	David L. DeNinno
Facsimile No.:	(412) 825-1305
E-mail:	ddeninno@wabtec.com

with a copy to:

Jones Day
250 Vesey Street
New York, New York 10281
Attention:	Robert A. Profusek
Peter E. Izanec
Facsimile No.:	(212) 755-7306
E-mail:	raprofusek@jonesday.com
peizanec@jonesday.com

if to the Company or, prior to the Closing, SpinCo, to:

General Electric Company
33-41 Farnsworth Street
Boston, MA 02210
Attention: James M. Waterbury
Facsimile No.: +44 2073026834
E-mail: jim.waterbury@ge.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	William L. Taylor
Lee Hochbaum
Facsimile No.:	(212) 701-5800
E-mail:	william.taylor@davispolk.com
lee.hochbaum@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02.   Survival of Representations, Warranties and Covenants.   The representations, warranties and covenants contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time.

Section 11.03.   Amendments and Waivers.   (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that any amendments or waiver of this Section 11.03(a), Section 11.05(a), Section 11.06, Section 11.07, Section 11.08 or Section 11.14 (or any other provision of this Agreement to the extent that a waiver of such provision would modify the substance of any such Section) (collectively, the “Lender Provisions”), to the extent adversely affecting any of the Lender Related Parties, shall not be effective with respect to such affected Lender Related Parties unless such affected Lender Related Parties provide their prior written consent to such amendment or modification.

(b)	No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.   Disclosure Schedule.   The parties hereto agree that any reference in a particular Section of either the SpinCo Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations, warranties and covenants of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties and covenants is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The mere inclusion of an item in either the SpinCo Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Tiger Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 11.05.   Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 2.04(e) and Section 7.06, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 2.04(e) and Section 7.06, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the Lender Related Parties are third party beneficiaries of the Lender Provisions.

(b)	No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 11.06.   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. Notwithstanding the foregoing, each of the parties hereto agrees all litigation, suits, proceedings, or actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Related Parties that may be based upon, arising out of or related to this Agreement or the transactions contemplated hereby, including any dispute relating to the Financing or the Parent Financing, shall be exclusively governed by and construed in accordance with the internal laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 11.07.   Jurisdiction.   The parties hereto agree that any litigation, suit, proceeding, or action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such litigation, suit, proceeding, or action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such litigation, suit, proceeding, or action in any such court or that any such litigation, suit, proceeding, or action brought in any such court has been brought in an inconvenient forum. Process in any such litigation, suit, proceeding, or action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Notwithstanding the foregoing, each party hereto agrees (i) that it will not bring or support any litigation, suit, proceeding, or action against any of the Lender Related Parties that may be based upon, arising out of or related to this Agreement or the transactions contemplated hereby, including any dispute relating to the Financing or the Parent Financing, in any forum other than the federal court located in the Borough of Manhattan within the City of New York or, if the federal courts shall not have subject matter jurisdiction, in the New York state court located in the Borough of Manhattan within the City of New York, (ii) to submit and hereby submits to the exclusive jurisdiction of such courts for itself and with respect to its property, generally and unconditionally, with regard to any such litigation, suit, proceeding, or action against any of the Lender Related Parties based upon, arising out of or related to this Agreement or the transactions contemplated hereby, including any dispute relating to the Financing or the Parent Financing, and (iii) to waive and hereby waives, to the fullest extent permitted by Applicable Law, any objection which such party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such litigation, suit, proceeding, or action in any such court.

Section 11.08.   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING AGAINST ANY LENDER RELATED PARTY OR IN RESPECT OF THE FINANCING OR THE PARENT FINANCING).

Section 11.09.   Counterparts; Effectiveness.   This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10.   Entire Agreement.   This Agreement, the Separation Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 11.11.   Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12.   Specific Performance.  The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Notwithstanding the foregoing, while the Company may pursue both a grant of specific performance of Parent’s and Merger Sub’s obligations pursuant to this Agreement and the payment of the Termination Fee, the parties agree that under no circumstances shall the Company or any Person be entitled to receive both a grant of specific performance for the consummation of the transactions contemplated by this Agreement and any Termination Fee, unless such grant of specific performance is not complied with or does not result in the consummation of the Merger and the Closing pursuant to this Agreement.

Section 11.13.   Limited Liability.  Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any of the parties, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the parties, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to Applicable Law.

Section 11.14.   No Recourse to Lender Related Parties.  Without limiting the rights of Parent under the Parent Commitment Letter or under any definitive agreements with respect to any Financing or any Parent Financing, notwithstanding anything to the contrary contained in this Agreement, the Separation Agreement or any Ancillary Agreement, each party hereto irrevocably agrees that none of the Lender Related Parties shall have any liability or obligation to the Company or SpinCo, or any of their respective Affiliates or any of their or their Affiliates’ respective former, current or future stockholders, managers, members, controlling persons, general or limited partners, officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors, relating to this Agreement, the Separation Agreement or any Ancillary Agreement, or the negotiation, execution or performance of this Agreement, the Separation Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby, including any dispute relating to the Financing or the Parent Financing, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

GENERAL ELECTRIC COMPANY

By:	/s/ Aris Kekedjian
	Name:	Aris Kekedjian
	Title:	Vice President

TRANSPORTATION SYSTEMS HOLDINGS INC.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

GENERAL ELECTRIC COMPANY

By:
Name:
Title:

TRANSPORTATION SYSTEMS HOLDINGS INC.

By:	/s/ William John Godsman
	Name:	William John Godsman
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:	/s/ Albert J. Neupaver
	Name:	Albert J. Neupaver
	Title:	Executive Chairman

WABTEC US RAIL HOLDINGS, INC.

By:	/s/ Scott E. Wahlstrom
	Name:	Scott E. Wahlstrom
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]